UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the period of January 1 to May 27, 2002

NORTHERN CROWN MINES LTD.
(Translation of registrant's name into English)

#1407 – 675 West Hastings Street, Vancouver, British Columbia, Canada V6B 1N2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Northern Crown Mines Ltd.
(Registrant)

Date: May 27, 2002

By ____________________
Jeannine Webb, Chief Financial Officer and
Corporate Secretary

*Print the name and title under the signature of the signing officer.

NORTHERN CROWN MINES LTD.

NR #02-07
May 23, 2002

TSX Venture Exchange: CXP

NEWS RELEASE

Northern Crown Mines Ltd. (the "Company") reports that the TSX Venture Exchange has accepted for filing the agreement with Teck Cominco Limited ("Teck Cominco") to further amend the previously announced Funding and Participation Agreement (the "Agreement"). The second amendment to the Agreement extends all financing and warrant exercise dates by 60 days (the "Second Amending Agreement").

Pursuant to the terms of the Agreement, the Company has issued to Teck Cominco 390,000 units at $0.30 per unit. Each unit consists of one common share and one share purchase warrant. Under the terms of the Second Amending Agreement, each warrant entitles Teck Cominco to purchase one common share of the Company at $0.30 per share until July 8, 2002. Teck Cominco has agreed to exercise these warrants if the Company has completed a minimum $1,500,000 financing before June 30, 2002. Teck Cominco's next funding election for an amount varying from a minimum $184,000 to a maximum $246,000 must be completed on or before September 15, 2002, by subscription for special warrants, to enable Teck Cominco to maintain future participation rights.

The Company also reports that it has closed, effective May 22, 2002, its previously announced non-brokered private placement of 1.5 million units and has received proceeds of $225,000 from 10 placees. Each unit consists of one share and one non-transferable warrant allowing for the purchase of one additional share at a price of $0.15 for 12 months. The shares, warrants and any shares issued on exercise of the warrants are subject to a hold period expiring September 23, 2002.

The Company announces the appointment of C. Vance Loeber of North Vancouver, B.C., as Vice-President, Business Development. Mr. Loeber will be actively involved in the continuing development of the Company's Canadian Empire Exploration ("CEEx") Program. The Company also announces the grant to Mr. Loeber of an incentive stock option under the Company's Stock Option Plan, entitling the purchase of up to 200,000 shares of the Company at a price of $0.36 per share for 5 years.

BY ORDER OF THE BOARD OF DIRECTORS

John S. Brock
President and Director

NORTHERN CROWN MINES LTD.
1407 - 675 West Hastings Street, Vancouver, British Columbia, Canada V6B IN2
Tel: (604) 687-4951 • Fax: (604) 687-4991

News Release #02-06 TSX Venture: CXP
May 6, 2002

Property Acquisitions, Exploration Programs and Financing Plans

After a year of re-organization and planning for the establishment of an active exploration presence in Canada, Northern Crown is poised to initiate a minimum of three drilling programs. Northern Crown, through its Canadian Empire Exploration Program ("CEEx"), has acquired two drill-ready gold exploration projects and one drill-ready copper-zinc massive sulphide project from Teck Cominco Limited ("Teck Cominco"). Financing plans are well under way for this year's exploration programs.

CANADIAN EMPIRE EXPLORATION PROGRAM

Northern Crown's CEEx Program is placing a priority on acquisition of mineral properties with defined drill targets that hold large mineral deposit discovery potential in established Canadian mining camps. The commodity of choice is gold followed by high-grade copper and zinc.

Subject to future back-in rights by Teck Cominco, Northern Crown has the right and option to earn an initial 80 percent interest in the Hemlo West Gold, Amos Gold and Meridian Massive Sulphide projects.

By way of separate option agreements, an 80 percent property interest in each property may be earned by Northern Crown through making prescribed exploration expenditures by December 31, 2005. Upon completion of the expenditures, a joint venture will be formed, with Northern Crown holding 80 percent and Teck Cominco holding 20 percent. In order to maintain its 80 percent interest in a property Northern Crown must fund additional exploration to the completion of a pre-feasibility study. Teck Cominco will then have a one-time election to back-in for 60.8 percent interest in the individual projects by funding a minimum of 200 percent of Northern Crown's prior expenditures on the property and completing a feasibility study. Northern Crown will then have a 39.2 percent interest in the property and the option to either fund its share of production financing or negotiate with Teck Cominco for a carried interest through to production.

CEEx PROPERTY PORTFOLIO

The following is a summary of the projects acquired to date from Teck Comino:

- The Hemlo West Property provides opportunity for discovery of a Hemlo-style gold deposit. Grades and established dimensions of open-ended mineralization intersected in recent drilling are similar to the nearby Hemlo gold deposit and present an attractive exploration target. Future economic viability is enhanced by close proximity to the Hemlo mine.
- The Amos Project is Northern Crown's opportunity to acquire a large land position and an initial majority property interest in Quebec's prospective Abitibi Greenstone Belt. The Amos Project is a gold-copper-zinc district play that covers 32 kilometres of the southern portion of the Abitibi Greenstone Belt, where over 30 gold enriched sulphide occurrences and a number of associated geophysical targets provide Northern Crown with an attractive entry into a district exploration project with a selection of numerous pre-defined drill targets.
- The Meridian Project, with 3 large drill ready geophysical targets within a large land package, has the potential for discovery of a volcanogenic massive deposit similar to the

nearby Flin Flon and Ruttan deposits. The Meridian Project offers Northern Crown a unique opportunity to conduct an immediate drill program to test well defined targets within this district play in a region known for its world class massive sulphide deposits.

Hemlo West

The Hemlo West Gold Property is located 25 kilometres west of the Hemlo gold mine in Ontario.

Northern Crown views Hemlo West as a high priority gold exploration target because other than the producing Hemlo Mines property, Hemlo West is the only other known property within the 40 kilometer-long Hemlo district where significant gold-silver mineralization has been drill-intersected within favourable Hemlo camp host rock.

In 1996, Teck Corporation acquired the rights to the property, and in 1998, drilling resulted in discovery of Zone 109, which measures approximately 250 by 100 by 100 metres. Zone 109 remains open for expansion with further drilling. Multiple intersections in the three holes defining Zone 109 grade to 9.3 g/t gold and 184.0 g/t silver over 7.3 metres (0.27 oz/ton gold and 5.4 oz/ton silver over 24 feet). An I.P. geophysical survey has defined coincident chargeability and resistivity anomalies associated with Zone 109 mineralization.

A large 500 metre wide oval-shaped geophysical resistivity-chargeability anomaly located 200 metres to the south of Zone 109 has not yet been drill tested and is rated as a priority exploration target for discovery of additional mineralization.

The initial year 2002 exploration program will include an 8-hole drilling program budgeted at $300,000.

Amos Project

The Amos Project is comprised of a number of properties, located approximately 70 kilometres north of Noranda, Quebec. The area hosts 30 known gold and gold-enriched massive sulphide prospects and a number of geophysical and geochemical targets located within a 32-kilometre length of the southern portion of the Abitibi Greenstone Belt. This large land position has many of the features associated with large volcanogenic massive sulphide deposits similar to the Kidd Creek deposit near Timmins, Ontario. These features include the presence of a major felsic volcanic centre with associated strong hydrothermal alteration and numerous gold and gold-enriched stratiform to stringer copper-zinc sulphide prospects.

All of the properties comprising the Amos Project are considered to be under-explored and most have not seen prior drill testing.

A few sample descriptions of the numerous prospects follow:

- In the southeastern portion of the Amos Project area, mineralization with grabs assaying 51.8 g/t gold and 0.6% copper occur in relation to a 2.0 kilometre drill-ready geophysical anomaly.
- Three occurrences of volcanogenic massive sulphides to 22.8 metres thick and two prospects, consisting of stringer zone or 'feeder-type' sulphide mineralization up to 15.8 metres thick, warrant drill testing. Zones within the massive sulphides grade to 5.2 g/t gold and 1.1% zinc over 1.5 metres. Geophysical anomalies associated with the massive sulphide occurrences have not been conclusively drill tested. Float samples near clusters of geophysical anomalies that grade to 4.7 g/t gold, 550.0 g/t silver and 11.7% zinc warrant immediate follow-up.

A $300,000 program of drill testing along with an airborne geophysical program is planned in 2002.

Meridian

The Meridian Project is located 85 kilometres northeast of Thompson, Manitoba, and covers an approximate 50 kilometre length of the Rusty Lake Volcanic Belt. The Meridian Project contains drill-ready exploration targets that are indicative of large sulphide systems, with the target being a deposit similar in size to the nearby 69.8 million tonne Ruttan and 63 million tonne Flin Flon copper-zinc massive sulphide deposits.

The Rusty Lake belt has received little past attention by other explorers with the exception of one company that discovered a massive sulphide occurrence in the 1970s. In 2000, Cominco Ltd. recognized the potential of the Rusty Lake Belt to host volcanogenic massive sulphide mineralization, and acquired an approximate 280 square kilometre land package. An airborne magnetic and electromagnetic geophysical survey was conducted over the property and was successful in outlining 6 targets for follow-up. Ground magnetic, electromagnetic and gravity surveys resulted in delineation of 3 definitive drill targets. The priority drill target is a 1.4 kilometre-long magnetic anomaly coincident with a strong electromagnetic conductor and a 1.0 milligal gravity signature.

A $200,000 program of drill testing the three drill-ready geophysical targets is planned for 2002.

FINANCING PLANS

This year's financing plan calls for raising of up to $2,025,000, plus an additional $404,000 from the expected exercise of warrants.

A $225,000 non flow-through private placement of 1,500,000 units priced at $0.15 per unit is now closing. Each unit consists of one common share and one (12 month) share purchase warrant allowing for the purchase of one additional share at $0.15 per share.

An Engagement Agreement has been entered into with Canaccord Capital Corporation acting as agent, to raise up to $1.5 million by way of a Short Form Offering Document. The offering will be comprised of a minimum of 500,000 non flow-through units and a maximum of 3,750,000 flow-through units, further particulars of which will be reported upon regulatory approval of the Offering Document.

An agreement in principle has been reached that will allow an arm's length participant the option to spend up to $2.0 million of flow-through funds on a staged basis, over an 18 month period, thereby earning up to a 40% interest in one of the CEEx projects. Further details will be reported upon execution of a formal agreement.

On behalf of the Board
NORTHERN CROWN MINES LTD.

John S. Brock
President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

NORTHERN CROWN MINES LTD.
1407 - 675 West Hastings Street, Vancouver, British Columbia, Canada V6B IN2
Tel: (604) 687-4951 | Fax: (604) 687-4991
Email: info@northerncrownmines.com

News Release #02-05 CDNX: CXP
April 4, 2002

NEWS RELEASE

Northern Crown Mines Ltd. ("Northern Crown") is pleased to report that an option to acquire a third exploration project (the "Meridian") has been entered into with Teck Cominco Limited ("Teck Cominco") through Northern Crown's Canadian Empire Exploration ("CEEx") Program.

The Meridian Project, located 85 kilometres northeast of Thompson, Manitoba, consists of permits and four optioned claims that cover an approximate 50 kilometre length of the Rusty Lake Volcanic Belt. The belt has received little past attention by other explorers with the exception of one company that discovered a massive sulphide occurrence in the 1970s. A follow-up program of 13 short holes intersected 1 to 4.5 metre thick intervals of massive to semi-massive sulphides with visible copper and zinc, assay results for which are not available. In 2000, Cominco Ltd. recognized the potential of the Rusty Lake Belt to host volcanogenic massive sulphide mineralization and acquired an approximate 280 square kilometre land package. An airborne magnetic and electromagnetic geophysical survey was conducted over the property and was successful in outlining 6 targets for follow-up. Follow-up ground magnetic, electromagnetic and gravity surveys resulted in delineation of 3 attractive drill targets. The priority drill target is a 1.4 kilometre-long magnetic anomaly coincident with a strong electromagnetic conductor and a 1.0 milligal gravity signature.

The drill ready exploration targets are indicative of large sulphide systems with the target being a deposit similar in size to the nearby 69.8 million tonne Ruttan and 63 million tonne Flin Flon copper-zinc massive sulphide deposits.

Northern Crown has the option to earn an 80% interest in the Meridian Project by spending $800,000 on exploration by December 31, 2005, with a commitment to spend $200,000 by December 31, 2002. Upon completion of the $800,000 expenditure, a joint venture will be formed with Northern Crown holding 80 percent and Teck Cominco holding 20 percent. In order to maintain its 80 percent interest in the joint venture, Northern Crown must fund additional exploration through the completion of a pre-feasibility study. Northern Crown will be operator and Teck Cominco may conduct the work during the exploration phase. Teck Cominco will then have a one-time election to back-in for a 60.8 percent interest in the joint venture and become operator by funding a minimum of 200 percent of Northern Crown's prior expenditures and completing a feasibility study. Northern Crown will then have a 39.2 percent interest and the option to fund its share of production financing or negotiate with Teck Cominco for a carried interest through production.

The Meridian Project, with 3 large drill ready geophysical targets within a large land package, has the potential for discovery of a volcanogenic massive deposit similar to the nearby Flin Flon and Ruttan deposits. The Meridian Project offers Northern Crown a unique opportunity to conduct an immediate drill program to test well defined priority targets within this district play in a region known for its world class massive sulphide deposits.

A $200,000 program of drill testing the three drill-ready geophysical targets is planned for 2002.

On behalf of the Board
NORTHERN CROWN MINES LTD.

John S. Brock
President

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

NORTHERN CROWN MINES LTD.
1407 - 675 West Hastings Street, Vancouver, British Columbia, Canada V6B IN2
Tel: (604) 687-4951 • Fax: (604) 687-4991

News Release #02-04
April 2, 2002

CDNX: CXP

NEWS RELEASE

Northern Crown Mines Ltd. ("Northern Crown") has entered into an option to acquire a second exploration project from Teck Cominco Limited ("Teck Cominco"). Northern Crown will have the option to earn an initial 80 percent in Teck Cominco's interest in the Amos gold-base metals district project located in northwestern Quebec, subject to future back-in rights by Teck Cominco.

The Amos Project, located in the Guyenne, Languedoc, Berry, Trecession and Dalquier townships approximately 70 kilometres north of Noranda, consists of six blocks of staked claims, wholly owned by Teck Cominco. Northern Crown has the option to earn 80 percent of Teck Cominco's interest in the Amos Properties by spending $2.0 million on exploration by December 31, 2005 with a commitment to spend $250,000 by December 31, 2002. Upon completion of $2.0 million of expenditure, a joint venture will be formed with Northern Crown holding 80 percent and Teck Cominco holding 20 percent. In order to maintain the 80 percent interest in the joint venture, Northern Crown must fund additional exploration through completion of a pre-feasibility study. Northern Crown will be operator and Teck Cominco will conduct the work during the exploration phase. Teck Cominco will then have a one-time election to back-in for a 60.8 percent interest in the joint venture and become operator by funding a minimum of 200 percent of Northern Crown's prior expenditures and completing a feasibility study. Northern Crown will then have a 39.2 percent interest and the option to fund its share of production financing or negotiate with Teck Cominco for a carried interest through to production.

The Amos Property area hosts 30 known gold and gold-enriched massive sulphide prospects and a number of geophysical and geochemical targets associated with a felsic volcanic package along a 32-kilometre length of the southern portion of the Abitibi Greenstone Belt. The large land position has many of the features associated with large volcanogenic massive sulphide deposits similar to the Kidd Creek deposit near Timmins, Ontario. These features include the presence of a major felsic volcanic centre with associated strong hydrothermal alteration and numerous gold and gold-enriched stratiform to stringer copper-zinc sulphide prospects.

All of the Amos Project prospects are considered to be under-explored and most have not seen prior drill testing. A few sample descriptions of the numerous prospects follow:

- In the southeastern portion of the Project, mineralization with grabs assaying 51.8 g/t gold and 0.6% copper occur in relation to a 2.0 kilometre drill-ready geophysical anomaly.
- Three occurrences of volcanogenic massive sulphides to 22.8 metres thick and two prospects, consisting of stringer zone or 'feeder-type' sulphide mineralization up to 15.8

metres thick within the district warrant drill testing. Zones within the massive sulphides grade to 5.2 g/t gold and 1.1% zinc over 1.5 metres. Geophysical anomalies associated with the massive sulphide occurrences have not been conclusively drill tested. Float samples near clusters of geophysical anomalies that grade to 4.7 g/t gold, 550.0 g/t silver and 11.7% zinc warrant immediate follow-up.

The Amos Project is Northern Crown's first opportunity to acquire an initial majority interest in Quebec's Abitibi Greenstone Belt. The Amos Project is a gold-copper-zinc district play that covers 32 kilometres of the southern portion of the Abitibi Greenstone Belt where over 30 gold enriched sulphide occurrences and a number of associated geophysical targets provides Northern Crown with an attractive entry into a district exploration project with a selection of numerous pre-defined drill targets.

A $250,000 program of drill testing along with an airborne geophysical program is planned in 2002.

On behalf of the Board
NORTHERN CROWN MINES LTD.

John S. Brock
President

NORTHERN CROWN MINES LTD.
1407 - 675 West Hastings Street, Vancouver, British Columbia, Canada V6B IN2
Tel: (604) 687-4951 • Fax: (604) 687-4991
Email: info@northerncrownmines.com

News Release #02-03
March 21, 2002

CDNX: CXP

NEWS RELEASE

Further to Northern Crown Mines Ltd.'s (the "Company") news release of March 4, 2002, the Company reports that the Canadian Venture Exchange has accepted for filing the agreement with Teck Cominco Limited ("Teck Cominco") to amend the previously announced Funding and Participation Agreement (the "Agreement"). The amendment to the Agreement extends all financing and warrant exercise dates by 90 days and reduces the minimum amount of financing required to be raised by the Company, other than from Teck Cominco, which would oblige Teck Cominco to exercise the warrants described below (the "Amended Agreement").

Pursuant to the terms of the Agreement, the Company has issued to Teck Cominco 390,000 units at $0.30 per unit. Each unit consists of one common share and one share purchase warrant. Under the terms of the Amended Agreement, each warrant entitles Teck Cominco to purchase one common share of the Company at $0.30 per share until May 7, 2002. Teck Cominco has agreed to exercise these warrants if the Company has completed a minimum $1,500,000 financing before April 30, 2002. Teck Cominco's next funding election for an amount varying from a minimum $184,000 to a maximum $246,000 must be completed on or before July 15, 2002, by subscription for special warrants, to enable Teck Cominco to maintain future participation rights.

On behalf of the Board
NORTHERN CROWN MINES LTD.

Wayne J. Roberts
Director

of 200 percent of Northern Crown's prior expenditures and completing a feasibility study. Northern Crown will then have a 39.2 percent interest and the option to either fund its share of production financing or negotiate with Teck Cominco for a carried interest through to production.

Northern Crown is placing a priority on acquisition of mineral properties with drill-indicated potential in established mining camps. The Hemlo West Property fits this acquisition criteria. Grades of open-ended gold-silver mineralization associated with an alteration envelope in rocks similar to those hosting the nearby Hemlo gold deposit presents an attractive exploration target.

During the exploration phase Northern Crown will be operator of the field program, which will be carried out by Teck Cominco. An initial $300,000 drilling program is proposed during 2002 with funding provided by Northern Crown's CEEx Program.

In connection with the attendant costs of the Hemlo West acquisition, additional property acquisitions and administration of the CEEx Program, Northern Crown is proposing, subject to regulatory approval, a funding by way of a non-brokered private placement of up to 1,500,000 units of Northern Crown priced at $0.15 per unit. Each unit will consist of one common share and one (12 month) share purchase warrant allowing the purchase of an additional share priced at $0.15.

Details regarding Northern Crown's acquisition of two additional properties will be released during the next two weeks.

On behalf of the Board
NORTHERN CROWN MINES LTD.

Wayne J. Roberts
Director

NORTHERN CROWN MINES LTD.
1407 - 675 West Hastings Street, Vancouver, British Columbia, Canada V6B IN2
Tel: (604) 687-4951 • Fax: (604) 687-4991

News Release #02-02
March 20, 2002

CDNX: CXP

HEMLO DISTRICT GOLD PROJECT ACQUIRED

Northern Crown Mines Ltd. ("Northern Crown") reports today that the first of three advanced-stage mineral projects has been acquired from Teck Cominco Limited ("Teck Cominco") through Northern Crown's Canadian Empire Exploration (CEEx) Program. Northern Crown will have an option to earn an initial 80 percent interest in the Hemlo West gold property, subject to future back-in rights by Teck Cominco and an underlying vendor's net profits interest. The Hemlo West gold property is located 25 kilometres west of the Hemlo gold mine in Ontario.

The Hemlo West Property (formerly the Stenlund claims) covers open-ended, partially drill tested gold mineralization in the western portion of the Hemlo-Heron Bay Shear Zone. The Hemlo-Heron Bay Shear Zone is the host system for the Hemlo gold mines.

The Hemlo West Property consists of 37 claims and covers an approximate 3.0 kilometre strike length of the favourable Hemlo-Heron Bay shear. The Company views Hemlo West as a high priority exploration target in that, other than the producing Hemlo Mines property, Hemlo West is the only other property within the 40 kilometer-long Hemlo district where significant gold-silver mineralization has been drill-intersected within a favorable alteration system.

Up until the late 1980s, prior explorers completed over 67 short holes that defined low grade gold values in four zones. In 1996, Teck Corporation acquired the rights to the property. In 1998 drilling resulted in discovery of Zone 109 measuring approximately 250 by 100 by 100 metres that remains open for expansion with further drilling. Multiple intersections in the three holes defining Zone 109 grade to 9.3 g/t gold and 184.0 g/t silver over 7.3 metres (0.27 oz/ton gold and 5.4 oz/ton silver over 24 feet). Gold–silver grades are associated with potassic alteration in felsic volcanclastic rocks similar to the alteration envelope within host rocks of the gold ore being mined at Hemlo. An I.P. geophysical survey has defined coincident chargeability and resistivity anomalies associated with Zone 109 mineralization.

A large 500-metre wide oval shaped geophysical resistivity-chargeability anomaly located 200 metres to the south of Zone 109 has not been drill tested and is a priority exploration target for discovery of additional mineralization.

Northern Crown has an option to earn an 80 percent interest in the Hemlo West property by spending $2.0 million on exploration by December 31, 2005 with a commitment to spend $300,000 by December 31, 2002. Upon completion of the $2.0 million expenditures, a joint venture will be formed, with Northern Crown holding 80 percent and Teck Cominco holding 20 percent. In order to maintain its 80 percent interest in the joint venture Northern Crown must fund additional exploration to the completion of a pre-feasibility study. Teck Cominco will then have a one-time election to back-in for 60.8 percent interest in the project by funding a minimum

NORTHERN CROWN MINES LTD.
1407 - 675 West Hastings Street, Vancouver, British Columbia, Canada V6B IN2
Tel: (604) 687-4951 • Fax: (604) 687-4991

News Release #02-01
March 4, 2002

CDNX: CXP

NEWS RELEASE

Northern Crown Mines Ltd. (the "Company") reports that it has reached agreement with Teck Cominco Limited ("Teck Cominco") to amend the previously announced Funding and Participation Agreement (the "Agreement"). The amendment to the Agreement will extend all financing and warrant exercise election dates by 90 days (the "Amended Agreement").

Pursuant to a private placement entered into in 2001, the Company has issued to Teck Cominco 390,000 units at $0.30 per unit. Each unit consists of one common share and one share purchase warrant. Under the terms of the Amended Agreement, each warrant entitles Teck Cominco to purchase one common share of the Company at $0.30 per share until May 7, 2002. Teck Cominco's next funding election for an amount varying from a minimum $184,000 to a maximum $246,000 must be completed on or before July 15, 2002. Under the terms of the Agreement, exercise of warrants will allow Teck Cominco to maintain future financing participation rights. The Amended Agreement is subject to regulatory approval.

The Company is currently negotiating the acquisition of three gold and gold enriched massive sulphide projects located in Ontario, Quebec and Manitoba, the details of which will be reported upon finalization of terms.

On behalf of the Board
NORTHERN CROWN MINES LTD.

John S. Brock
President

NORTHERN CROWN MINES LTD.

2 0 0 2	Notice of Annual General Meeting of Members
A N N U A L	Directors' Report to the Members
G E N E R A L	Management's Discussion and Analysis of Financial Condition and Results of Operations
M E E T I N G	Information Circular
	BC Form 51-901F – Quarterly and Year End Report, including: • Schedule A, Financial Statements as at December 31, 2001 • Schedule B, Supplemental Information • Schedule C, Management Discussion and Analysis

Place:	Boardroom #1407 - 675 West Hastings Street Vancouver, British Columbia
Time:	2:30 p.m.
Date:	Thursday, June 27, 2002

NORTHERN CROWN MINES LTD.

CORPORATE DATA

Head Office
#1407 – 675 West Hastings Street
Vancouver, British Columbia
V6B 1N2

Directors and Officers
John S. Brock, Chief Executive Officer, President & Director
Wayne J. Roberts, Vice President, Exploration and Director
Lawrence Page, Q.C., Director
R. E. Gordon Davis, Director
Robert E. Swenarchuk, Director
Jeannine P.M. Webb, Chief Financial Officer and Secretary

Registrar & Transfer Agent
Computershare Trust Company of Canada
4th Floor - 510 Burrard Street
Vancouver, British Columbia
V6C 3B9

Solicitors
Jeffrey T.K. Fraser Law Corporation
A member of Page Fraser & Associates
1700 - 1185 West Georgia Street
Vancouver, British Columbia
V6E 4E6

Auditors
PricewaterhouseCoopers, LLP
Chartered Accountants
4th Floor – 609 Granville Street
Vancouver, British Columbia
V7Y 1L3

Listing
TSX Venture Exchange
Trading Symbol – CXP

NORTHERN CROWN MINES LTD.
#1407 - 675 West Hastings Street
Vancouver, B.C. V6B 1N2
Telephone: (604) 687-4951

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

TAKE NOTICE that the 2002 Annual General Meeting of the members of **NORTHERN CROWN MINES LTD.** (hereinafter called the "Company") will be held at #1407, 675 West Hastings Street, Vancouver, British Columbia, on:

Thursday, June 27, 2002

at the hour of 2:30 o'clock in the afternoon (Vancouver time) for the following purposes:

1. to receive the Report of the Directors;
2. to receive the financial statements of the Company for its fiscal year ended December 31, 2001 and the report of the Auditors thereon;
3. to appoint Auditors for the ensuing year and to authorize the directors to fix their remuneration;
4. to elect Class I directors;
5. to pass, with or without amendment, the following Special Resolution that:
   (a) the name of the Company be changed to "Canadian Empire Exploration Corporation" or such other name as may be approved by the Board of Directors and acceptable to the Registrar of Companies and the TSX Venture Exchange;
   (b) the Memorandum of the Company be altered to reflect the change of name of the Company so that it shall be in the form set out in Schedule "A" to the Company's Information Circular dated May 1, 2002;
   (c) the Board of Directors of the Company in their discretion by resolution may, without requiring further approval, ratification or confirmation by the members, decline to implement this Special Resolution;
6. to approve an amendment to the Company's Shareholder Rights Plan Agreement dated March 20, 1998;
7. to approve an amendment to the Company's Stock Option Plan; and
8. to transact such other business as may properly come before the Meeting.

Accompanying this Notice are an Information Circular and form of Proxy.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his stead. If you are unable to attend the Meeting, or any adjournment thereof, in person, please read the Notes accompanying the form of Proxy enclosed herewith and then complete and return the Proxy within the time set out in the Notes. The enclosed form of Proxy is solicited by Management but, as set out in the Notes, you may amend it if you so desire by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this 1st day of May, 2002.

BY ORDER OF THE BOARD OF DIRECTORS

"John S. Brock"

John S. Brock
President

NORTHERN CROWN MINES LTD.
1407 – 675 West Hastings Street
Vancouver, B. C. V6B 1N2
Tel: (604) 687-4951 Fax: (604) 687-4991

Directors' Report to the Members

April 30, 2002

Our stated corporate objectives for the past year 2001 were achieved in full, those being initiation of a program of acquisition of significant mineral resource assets in Canada and adoption of plans to fully utilize availability of Canadian Exploration Expense Flow-Through Funding.

Corporate reorganization attendant to completion of last year's objectives included elimination of debt, a consolidation of share capital and listing on the Canadian Venture Exchange. Debt was eliminated through receipt of proceeds related to disposition of our Mexican mineral properties. In order to facilitate future financing plans it was necessary to consolidate share capital on a 10 old shares for one new share basis. Following consolidation, 3,529,420 shares were issued and outstanding. Northern Crown listed its shares on the Canadian Venture Exchange in place of a former Toronto Stock Exchange listing which could not be maintained in the face of stringent listings requirements. In keeping with our new exploration focus, shareholders will be asked to approve a company name change to Canadian Empire Exploration Corporation.

The Canadian Empire Exploration Program ("CEEx")
Following re-organization as summarized above, Northern Crown proceeded with establishment of its CEEx program on the basis of a strategic alliance between Northern Crown and Teck Cominco. Teck Cominco endorsed the CEEx Program by entering into a Funding and Participation Agreement, whereby Teck Cominco is contributing financing and mineral properties to the program. The CEEx Program is placing a priority on acquisition of mineral properties with defined drill targets that hold potential for discovery of large mineral deposits within established Canadian mining camps. The commodity of choice is gold followed by high-grade copper and zinc.

This alliance of a successful junior public company team with a diversified major mining and refining company brings advantages not available to conventional CEE flow-through programs. The CEEx Program provides the components for a successful Canadian minerals venture with a portfolio of drill-ready exploration projects, multiple opportunities for discovery and built-in alternatives for development and mine financing, with Northern Crown retaining rights for either participation or carried interests.

Northern Crown will earn initial majority interests in mineral properties optioned from both Teck Cominco and third parties. Approximately 70% of the properties acquired will be at a drilling stage, 20% at a pre-drilling stage with targets indicated and 10% at an early or grass roots stage.

With respect to Teck Cominco properties, an 80 percent property interest may be earned by Northern Crown through making staged exploration expenditures over a three year period after which a joint venture will be formed. In order to maintain its 80 percent interest in a property, Northern Crown must fund additional exploration to the completion of a pre-feasibility study. Teck Cominco will then have a one-time election to back-in for 60.8 percent interest in the project by funding a minimum of 200 percent of Northern Crown's prior expenditures on the project and completing a feasibility study. Northern Crown will then have a 39.2 percent interest and the option to either fund its share of production financing or negotiate with Teck Cominco for a carried interest through to production.

Proposed Exploration in 2002

Subject to future back-in rights of Teck Cominco, Northern Crown has the right and option to earn an initial 80 percent interest in the Hemlo West Gold, Amos Gold and Meridian Massive Sulphide projects.

- The Hemlo West Property (Ontario) provides opportunity for discovery of a Hemlo-style gold deposit. Drill established grades and dimensions of open-ended mineralization are similar to the nearby Hemlo gold deposit and present an attractive exploration target. Future economic viability is enhanced by close proximity to the Hemlo mine.
- The Amos Project (Quebec) is Northern Crown's opportunity to acquire a large land position and an initial majority property interest in Quebec's prospective Abitibi Greenstone Belt. The Amos Project is a gold-copper-zinc district play that covers 32 kilometres of the southern portion of the Abitibi Greenstone Belt, where over 30 gold enriched sulphide occurrences and a number of associated geophysical targets provide an attractive entry into a district exploration project with a selection of numerous pre-defined drill targets.
- The Meridian Project (Manitoba), with 3 large drill ready geophysical targets within a large land package, has the potential for discovery of a volcanogenic massive deposit similar to the nearby Flin Flon and Ruttan deposits. The Meridian Project offers Northern Crown entry into an immediate drill program to test well defined targets within a region known for its world class massive sulphide deposits.
- Additional exploration projects are being considered for acquisition from third parties.

Financing Plans

This year's financing plan calls for raising of up to $2,025,000, plus an additional $404,000 from the expected exercise of warrants.

A $225,000 non flow-through private placement of 1,500,000 units priced at $0.15 per has been completed. Each unit consists of one common share and one (12 month) share purchase warrant allowing for the purchase of one additional share at $0.15 per share.

An Engagement Agreement has been entered into with an agent, to raise up to $1.5 million. Subject to regulatory approval, the offering will be comprised of a minimum of 500,000 non flow-through units and a maximum of 3,750,000 flow-through and 1,250,000 non-flow-through units.

An agreement in principle has been reached that will allow an arm's length participant the option to spend up to $2.0 million of flow-through funds on a staged basis, over an 18 month period, thereby earning up to a 40% interest in one of the CEEx projects. Further details will be reported upon execution of a formal agreement.

In Closing

In closing, we are pleased to report that a renewed mining market appears to be in the making, a welcome relief after experiencing over four years of drought-like financing conditions. Our ability to survive has rested with the faith of our shareholders, employees and new investors, to whom we extend our thanks for their vote of confidence. Together we will look forward to the results of an active year of exploration.

On behalf of the Board of Directors,

John S. Brock, President

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial condition, changes in financial condition and results of operations of the Company for the years ended December 31, 2001, 2000, and 1999 should be read in conjunction with the Consolidated Financial Statements of the Company for the years ended December 31, 2001, 2000, and 1999 . Except as otherwise indicated, all dollar amounts contained in this discussion and analysis and the Consolidated Financial Statements are in Canadian dollars. The financial information presented in the Consolidated Financial Statements was prepared in accordance with generally accepted accounting principles (GAAP) in Canada. Note 9 of these Consolidated Financial Statements of the Company sets forth the material differences between Canadian and U.S. GAAP.

A) OPERATING RESULTS

Fiscal 2001

During the year ended December 31, 2001, in connection with exploration and option to purchase agreements (the "Agreements") with Meridian Gold Company ("Meridian") of Reno, Nevada, the Company received the remainder of the funds from Meridian, and completed the initial stages of its sale of the G&R Property to Meridian. Prior to December 31, 2001, the Company announced that it had received notice from Meridian that Meridian had terminated the Agreements. Prior to December 31, 2001, the Company relinquished its rights to the Guadalupe Property and returned the concessions to the vendors. See Fiscal 2001 below for a more detailed description of the Agreements.

During 2001, with delays experienced in completing a due diligence process of ReBASE Corporation of Barrie, Ontario the Company advised ReBASE that it was terminating the August 4, 2000 Memorandum of Understanding with ReBASE and would continue to seek acquisition of other opportunities in the minerals resource sector.

On June 7, 2001, all ordinary resolutions placed before shareholders at the Annual General Meeting of Shareholders were passed. A special resolution was passed allowing that the authorized share capital of the Company be altered by consolidating all of the Company's 250,000,000 Common shares without par value into that number of Common shares without par value as may be determined by the Board of Directors of the Company but, in any event, not less than 25,000,000 Common shares without par value, up to a maximum of 10 such shares being consolidated into one (1) Common share without par value; increasing the authorized capital of the Company from not less than 25,000,000 Common shares without par value to 250,000,000 Commons shares without par value; altering the Memorandum of the Company to reflect the consolidation of share capital and the increase in authorized capital to 250,000,000 Common shares without par value; authorizing the Board of Directors in their discretion by resolution, without requiring further approval, ratification or confirmation by the members, to determine the number of Common shares without par value into which the 250,000,000 Common shares without par value are to be consolidated, provided, however, that such number shall not be less than 25,000,000 Common shares without par value, and may decline to implement this Special Resolution.

On September 11, 2001, the Company announced that its shares were being de-listed from The Toronto Stock Exchange, and that the Company's shares would continue to be traded through the facilities of the Canadian Venture Exchange. On October 2, 2001, the Company announced that trading in its shares was being halted pending consolidation of the Company's capital on the basis of 10 old shares for 1 new share and a change of company name. The Company elected not to change its name until its next Annual General Meeting to be held on June 27, 2002. The consolidation became effective on December 5, 2001.

During 2001, the Company and Teck Cominco formed a strategic alliance for the operation of the Company's CEEx Program. Teck Cominco endorsed the CEEx Program by entering into an agreement with the Company. The CEEx Program is a Canadian Exploration Expense (CEE) flow-through mineral exploration program designed for the exploration of selected mineral properties in which the Company will have the right to earn property interests. During 2001, under the terms of the Teck Cominco Agreement, the Company issued to Teck Cominco 390,000 Units at $0.30 per Unit, which allow Teck Cominco to maintain future participation rights by providing staged funding to the Company in the aggregate amount of $480,000. An initial $117,000 was received prior to December 31, 2001. Each Unit consists of one common share and one $0.30 share purchase warrant. Exercise of the warrants on or before February 7, 2002 (subsequently amended to July 8, 2002), will provide an additional $117,000 the Company. Teck Cominco's next funding election for an additional $246,000 takes place on April 15, 2002 (subsequently amended to September 15, 2002). For a more detailed description of the CEEx Program, see Item IV - Information of the Company - Business Overview.

During 2001, the Company terminated its administrative and exploration management services agreements with John S. Brock Limited and entered into management services agreements with Badger and Co. Management Corp. ("Badger & Co."). Under the agreements, the Company is charged for office facilities and operations expenses, costs of corporate, administrative, exploration, field wages and professional services of Badger & Co. employees incurred by Badger & Co. on behalf of the Company at Badger & Co.'s cost plus a 10% mark-up, and exploration project management fees calculated at 8% of all exploration costs incurred by the Company. For a more detailed description of the agreements with Badger & Co., see Item VII - Major Shareholders and Related Party Transactions.

During 2001, the Company received, from the Government of Mexico, reimbursement of value-added tax ("IVA") of $40,038. The Company has requested the remaining $199,672 of IVA from the Government of Mexico. While the Company has been successful in receiving reimbursement in the past, there can be no assurance that it will be successful in the future.

As a result of the Company's increased activity, fiscal 2001 corporate costs were approximately $323,000, an increase of approximately $41,000 from fiscal 2000. Exploration and mineral property expenditures were approximately $68,000 as compared to approximately $142,000 for fiscal 2000 as a result of review of properties under consideration. At December 31, 2001, the Company had working capital of approximately $50,888, which amount includes the remaining $199,672 of IVA requested from the Government of Mexico.

<u>Fiscal 2000</u>

During the year ended December 31, 2000, the Company entered into exploration and option to purchase agreements (the "Agreements") with Meridian Gold Company ("Meridian") of Reno, Nevada, whereby the Company assigned its rights to the Guadalupe property in consideration for Meridian paying the Company U.S. $370,000, reimbursing the Company for expenses of U.S.

$20,000, and making staged payments to underlying property vendors totaling U.S. $560,000 (of which U.S. $155,000 was paid prior to December 31, 2000). Upon completion of the payments, Meridian will have exercised its purchase option from the Company and the rights to the Guadalupe property will be effectively assigned. As a result of the Agreements, the Company wrote-down the carrying value of the Guadalupe property, as at December 31, 2000, to its estimated net realizable value of $856,723. The estimated net realizable value is comprised of cash payments of $593,750 (received prior to April 7, 2001) and estimated IVA refunds of $262,973 (of which $40,038 was received February 28, 2001).

During 2000, the Company issued 5,481,762 pre-consolidation shares for an aggregate value of $380,260, pursuant to the conversion of the principal and interest under a promissory note issued to a related party. The Company also issued 2,625,000 pre-consolidation shares and 24,300 shares on the exercise of warrants, at $0.10 per share and $0.05 respectively, for total consideration of $263,715.

As a result of the Company's continued expenditure reduction program, fiscal 2000 corporate costs were approximately $282,000 a reduction of approximately $70,000 from fiscal 1999. Until such time as the Company entered into the Agreements with Meridian, Guadalupe Project expenditures in Mexico continued on a maintenance of property title basis. Exploration and mineral property expenditures were approximately $142,000 as compared to approximately $631,000 for fiscal 1999.

During the year, management gave consideration to a change of nature of business for the Company. On August 17, 2000, the Company entered into a Letter of Agreement with ReBase Corporation ("ReBASE") of Barrie, Ontario, to acquire all if the issued share capital of ReBASE. The transaction was subject to satisfaction of certain conditions, including acceptance of an independent valuation, shareholder and regulatory approvals, negotiation of acceptable terms, and completion of a due diligence process. As a result of delays in completing the due diligence process, the Company advised ReBASE in April 2001 that it was terminating this agreement.

On August 10, 2000, the Toronto Stock Exchange ("TSE") advised the Company that it no longer met the TSE continued listing requirements. The TSE further advised that, although the Company would continue to be listed on the TSE for the ensuing year, effective September 11, 2000, the Company was suspended from trading on the TSE. On December 8, 2000, the Company's shares resumed trading through the facilities of the Canadian Venture Exchange ("CDNX").

Fiscal 1999

During the year ended December 31, 1999, the Company entered into a number of transactions to provide working capital and reduce debt. In connection with a portion of an indebtedness with a related party, the Company issued a convertible promissory note in the principal amount of $360,000. The promissory note was convertible to 5,142,857 pre-consolidation common shares. Subject to regulatory approval (subsequently received), the Company also proposed to issue 338,905 pre-consolidation common shares on the conversion of interest owing under the promissory note. The Company re-structured its holdings in the Guadalupe Project by selling its shareholdings in one of its Mexican subsidiaries, Minera Sierra Pacifico, S.A. de C.V. ("Sierra Pacifico") , to an arm's length purchaser, for cash consideration of approximately $568,000 plus eligibility for recovery of an additional $216,000 (approximately) of Value-Added-Tax from the fiscal authorities of the Government of Mexico. The purchaser was also required to transfer the Guadalupe Project concessions back to the Company, for no further consideration, at an agreed value of approximately $1,600,000. In connection with this transaction, the Company wrote-down its total investment in the

Guadalupe Project to $3,180,383, the estimated recoverable value of the in-ground resource ounces of the project. The Company continued to maintain its rights to interests in the Guadalupe Project through its Mexican subsidiaries, Minera Tatemas, S.A. de C.V. and Minera Reina Isabel, S.A. de C.V.

During 1999, in connection with private placements, the Company issued 4,500,000 units at a price of $0.06 per unit to a non-related party, and 750,000 units at a price of $0.07 per unit to a related party, for total consideration of $322,500. Each unit was comprised of one pre-consolidation common share of the Company and one share purchase warrant. Each two share purchase warrants entitled the holder to acquire one additional pre-consolidation share of the Company at $0.10 per share until April 27, 2000. All warrants were exercised during March, 2000.

As a result of the Company's expenditure reduction program, fiscal 1999 corporate costs were approximately $352,000, a reduction of approximately $49,000 from fiscal 1998. Project expenditures in Mexico continued on a maintenance of property title basis. Exploration and mineral property expenditures, including shares issued for property payments, were approximately $631,000 as compared to approximately $356,000 for fiscal 1998.

In regard to the Guadalupe Project, the Company received regulatory approval to purchase a 100 percent interest in the Los Reyes Oeste Frac. and a 100 percent interest in the southern portion ("South Block") of the Los Reyes Norte concession, in consideration of the issuance of a total of 3,250,000 pre-consolidation shares of the Company's capital to Corporacion Industrial San Luis, S.A. de C. V. ("Luismin").

Under the Guadalupe Project Gaitan option, the Company paid to Enrique Gaitan Enriquez and Minera Campanillas S. A. de C. V. (collectively "Gaitan") U.S.$76,144, and, pursuant to regulatory approval, issued 200,000 pre-consolidation common shares to Gaitan at a total deemed value of $16,000. The Company also re-negotiated payment terms to allow for staged payments totaling U.S. $531,521 prior to December 31, 2002.

With respect to the Guadalupe Project Mariposa option, the Company paid to Minera Mariposa/Pan Atlantic Group ("Pan Atlantic Group") a total of U.S. $20,000. In accordance with the agreement reached in 1998, and pursuant to regulatory approval, the Company issued to the Pan Atlantic Group a total of 200,000 pre-consolidation common shares, at a total deemed value of $16,000, and warrants to acquire a total of 100,000 pre-consolidation shares in the Company at prices varying from $0.04 to $0.09 per share, on or prior to December 20, 2004. The Company re-negotiated payment terms to allow for staged payments totaling U.S. $725,000 prior to June 30, 2004.

At December 31, 1999, the Company had a working capital deficit of $852,003.

Fiscal Year Ended December 31, 2001 vs. Fiscal 2000 and 1999

For the fiscal year ended December 31, 2001, the Company had total assets of $265,271 as compared with $912,732 and $3,417,024 for the fiscal years ended December 31, 2000 and December 31, 1999 respectively. Resource assets at December 31, 2001 were $nil as compared with $856,723 and $3,180,383 at December 31, 2000 and December 31, 1999 respectively. The reduction in resource assets at December 31, 2001 results from the relinquishing of the Guadalupe property to the vendors, while the reduction in resource assets at December 31, 2000 results from the write-down of the Guadalupe property to its estimated net realizable value in connection with the Meridian Agreements.

The reduction in resource assets at December 31, 1999 results from the sale by the Company of its shareholdings in Sierra Pacifico and the write-down of its remaining resource assets to their estimated recoverable value.

Cash at December 31, 2001 was of $54,237 as compared with $46,546 and $27,701 at December 31, 2000 and December 31, 1999 respectively. At December 31, 2001, the Company had current liabilities of $212,147 as compared with $586,075 and $1,041,768 at December 31, 2000 and 1999 respectively. The decrease in liabilities from 2000 to 2001 results from the balance of funds received in connection with the Meridian Agreements, and the Teck Cominco Agreement, while the decrease in liabilities from 1999 to 2000 is due to the funds received in connection with the sale by the Company of its shareholdings of Sierra Pacifico, and the Company's ability to satisfy a portion of its creditors. During 2001, under a promissory note bearing interest at 8% per annum, the Company repaid the balance of principal and interest to a related party owned by Directors of the Company.. At December 31, 2001, the Company owed the related party $Nil ($170,516 and $535,057 at December 31, 2000 and 1999 respectively) for funds advanced and interest thereon.

Exploration and mineral property expenditures in fiscal 2001 were of $68,336, as compared with $142,307 for fiscal 2000 and $630,595 for fiscal 1999, as a result of conserving funds, and expending minimal funds for review of properties under consideration. Due to the increased activity, administrative expenditures increased in fiscal 2001 ($323,350) as compared with fiscal 2000, and fiscal 2000 decreased from fiscal 1999 ($282,168 and $351,809 respectively).

Shareholder communications in fiscal 2001 consisted primarily of management response to shareholder and potential investor inquiries, for a nominal expenditure of $455. There were no specific shareholder communication expenditures during fiscal 2001 and fiscal 2000. Interest expenses decreased to $4,013 in fiscal 2001, as compared with $15,720 for fiscal 2000 and $40,574 for fiscal 1999, due to the repayment of advances made to the Company by John S. Brock Limited.

During fiscal 2001, , the Company wrote off exploration expenditures of $63,245 and property acquisition expenditures of $5,091, as compared with $1,103,379 and $1,286,366 respectively for fiscal 2000 and $7,641,051 and $1,345,634 respectively for fiscal 1999. These costs relate to expenditures previously capitalized as Resource Assets.

B) LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2001, the Company had a working capital of $50,888, which amount includes $199,672 receivable for value-added tax ("IVA") paid by the Company's Mexican subsidiaries. The Company has requested a refund of these taxes from the fiscal authorities of the Government of Mexico. While the Company has been successful in receiving reimbursement in the past, there can be no assurance that it will be successful in the future. At December 31, 2001, the Company had insufficient working capital to meet its anticipated administrative and overhead expenses for the twelve months ending December 31, 2002 of approximately $200,000. The Company proposes, subject to regulatory approval, to raise gross proceeds of up to $1,500,000 by way of a private placement of non-flow-through and flow-through units of the Company priced at $0.30 per unit. The Company also proposes to raise gross proceeds of up to $225,000 by way of a private placement of up to 1,500,000 units of the Company priced at $0.15 per unit.

During the year ended December 31, 2001, the Company received the remainder of the funds relating to the Meridian Agreements, reimbursement of IVA of $40,038 from the Government of Mexico. In connection with the Teck Cominco Agreement, the Company also issued to Teck Cominco 390,000 common shares and received $117,000.

To date, the Company's mineral exploration activities have been funded through sales of common shares. The Company's ability to continue operations is dependent on management's ability to secure additional financing. Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Because of this uncertainty, there is doubt about the ability of the Company to continue as a going concern. The Consolidated Financial Statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern.

Outlook

As at April 30, 2002, in connection with the CEEx Program, the Company has option agreements in place on three Properties, located in Ontario, Manitoba and Quebec, and has an additional three mineral properties under consideration. The Issuer anticipates that formal option agreements in respect of some or all of these mineral properties will be finalized upon completion of the Offering. There is no assurance that such option agreements will be entered into or that, if entered into, any of the properties on which a mineral exploration program is conducted will meet expectations of discovery of potentially economic mineralization. Properties which do not meet expectations will be relinquished and replaced by other properties meeting acquisition criteria, thereby ensuring a "pipeline" of exploration projects.

NORTHERN CROWN MINES LTD.
#1407 - 675 West Hastings Street
Vancouver, B.C.
V6B 1N2
Telephone: (604) 687-4951

INFORMATION CIRCULAR
AS AT AND DATED MAY 1, 2002
(unless otherwise noted)

This Information Circular accompanies the Notice of the 2002 Annual General Meeting of members of **NORTHERN CROWN MINES LTD.** (hereinafter called the "Company"), and is furnished in connection with a solicitation of proxies for use at that Meeting and at any adjournment thereof.

REVOCABILITY OF PROXY

In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the member or his attorney authorized in writing, or if the member is a corporation, by a duly authorized officer or attorney thereof, and deposited either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked.

PERSONS OR COMPANIES MAKING THE SOLICITATION

THE ENCLOSED PROXY IS BEING SOLICITED BY
MANAGEMENT OF THE COMPANY

Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse members' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 250,000,000 Common shares without par value. There is one class of shares only. There are issued and outstanding 3,919,420 shares as at May 1, 2002. At a General Meeting of the Company, on a show of hands, every member present in person and entitled to vote and every proxyholder duly appointed by a holder of a share who would have been entitled to vote shall have one vote and on a poll, every member present in person or represented by proxy shall have one vote for each share of which such member is the registered holder.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights of the Company other than:

Name and Address	Number of Shares	Percentage
John S. Brock Limited 1407 – 675 West Hastings St. Vancouver, BC V6B 1N2	575,705 (1)	14.7%

(1) John S. Brock Limited is a British Columbia company owned by John S. Brock as to 70% and Wayne J. Roberts as to 30%, which individuals own an additional 75,120 and 22,860 shares, respectively, of the Company.

The directors have determined that all members of record as of the 14th day of May, 2002 will be entitled to receive notice of and to vote at the Meeting. Those members so desiring may be represented by proxy at the Meeting. The instrument of proxy, and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited either at the office of the Registrar and Transfer Agent of the Company, Computershare Trust Company of Canada, 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, or at the Head Office of the Company at #1407, 675 West Hastings Street, Vancouver, British Columbia, V6B 1N2 not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof.

THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN ON ANY BALLOT THAT MAY BE CALLED FOR AND, IF A CHOICE IS SPECIFIED WITH RESPECT TO ANY MATTER TO BE ACTED UPON, THE SHARES SHALL BE VOTED OR WITHHELD FROM VOTING ACCORDINGLY. **WHERE NO CHOICE IS OR WHERE BOTH CHOICES ARE SPECIFIED IN RESPECT OF ANY MATTER TO BE ACTED UPON OTHER THAN THE APPOINTMENT OF AN AUDITOR OR THE ELECTION OF DIRECTORS AND A MANAGEMENT NOMINEE IS NAMED IN THE FORM OF PROXY TO ACT AS THE MEMBER'S PROXY, THE SHARES REPRESENTED BY THE PROXY HEREBY SOLICITED SHALL BE VOTED IN FAVOUR OF ALL SUCH MATTERS.**

ELECTION OF DIRECTORS

Pursuant to the Articles of the Company, the number of directors of the Company is fixed at five (5), until changed by Special Resolution, and each director of the Company is elected into a Class (I, II or III) for a term not to exceed three years unless that person ceases to be a director before then. The current term of the Class I directors expires at the Meeting and the current Class I directors, Lawrence Page, Q.C. and Robert E. Swenarchuk, have been nominated by Management for election as directors of the Company, for a three-year term expiring at the Company's 2005 Annual General Meeting, unless they cease to be directors before then. The current term of the Class II director (currently R.E. Gordon Davis) expires at the 2003 Annual General Meeting and the current term of the Class III directors (currently John S. Brock and Wayne J. Roberts) expires at the 2004 Annual General Meeting. IN THE ABSENCE OF INSTRUCTIONS TO THE CONTRARY, THE SHARES REPRESENTED BY PROXY WILL BE VOTED FOR THE NOMINEES FOR CLASS I DIRECTORS HEREIN LISTED ON ANY BALLOT THAT MAY BE CALLED FOR.

MANAGEMENT DOES NOT CONTEMPLATE THAT THE NOMINEES FOR CLASS I DIRECTORS WILL BE UNABLE TO SERVE AS DIRECTORS. IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY THE PERSON NAMED IN THE PROXY AS NOMINEE TO VOTE THE SHARES REPRESENTED BY PROXY FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS CLASS I DIRECTORS.

The Management nominees for election as Class I directors, for a three-year term expiring at the Company's Annual General Meeting held in the year 2005, and information concerning them as furnished by the individual nominees is as follows:

Name And Present Office Held	Director Since	Number Of Shares Beneficially Owned, Directly Or Indirectly, Or Over Which Control Or Direction Is Exercised At May 1, 2002	Principal Occupation And If Not At Present An Elected Director, Occupation During The Past Five (5) Years
Lawrence Page, Q.C. Director	Oct. 31, 1989	11,500	Barrister and Solicitor
Robert E. Swenarchuk Director	June 5, 1996	4,170	Corporate Development Consultant

The nominees are residents of Canada.

Advance Notice of the Meeting was published pursuant to Section 111 of the *Company Act* at Vancouver, British Columbia on April 24, 2002.

The Company has an audit committee, the members of which are Lawrence Page, Q.C., Robert E. Swenarchuk and R.E. Gordon Davis. There is no executive committee

EXECUTIVE COMPENSATION

(Form 41, B.C. *Securities Act* and Rules)

"CEO" means the individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year.

"Named Executive Officer" means:

(i) the CEO regardless of the amount of compensation of that individual,

(ii) each of the Company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus amounted to $100,000 or more, and

(iii) any individuals who would have been included in (ii) but for the fact that they were not serving as an executive officer of the Company at the end of the most recently completed financial year.

The following table sets forth all annual and long term compensation for services to the Company for the three most recently completed financial years as at December 31, 2001 in respect of the Named Executive Officers. At the end of the Company's most recently completed financial year, the Company had one Named Executive Officer, John S. Brock, the Company's President and Chief Executive Officer (CEO). There were no other executive officers of the Company, or other individuals, whose total compensation exceeded $100,000 during the financial year ended December 31, 2001.

Summary Compensation Table

Named Executive Officers

Name and Principal Position	Year[1]	Annual Compensation			Long-Term Compensation			All Other Compen-sation[4]
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities under Options/ SARs[2] Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP[3] Payouts ($)	
John S. Brock President and Chief Executive Officer (CEO)	2001	N/A	N/A	N/A	N/A	N/A	N/A	$29,861
	2000	N/A	N/A	N/A	20,000[5]	N/A	N/A	$29,613
	1999	N/A	N/A	N/A	N/A	N/A	N/A	$38,813

Notes:

(1) Ended December 31

(2) Stock-appreciation rights

(3) Long-term incentive plan

(4) These amounts represent payments to John S. Brock made by John S. Brock Limited for services provided by John S. Brock to the Company under Administrative Agreements and Exploration Agreements between the Company and John S. Brock Limited or Badger & Co. Management Corp. In addition, John S. Brock Limited and Badger & Co. Management Corp., received compensation from the Company for services under the Administrative Agreements and the Exploration Agreements. See "Termination of Employment, Changes in Responsibility and Employment Contracts" below for particulars of these contracts. John S. Brock Limited is owned 70% by John S. Brock and 30% by Wayne J. Roberts. Badger & Co. Management Corp. is owned 40% by John S. Brock and 30% each by Wayne J. Roberts and Jeannine P.M. Webb.

(5) Post-consolidation effected in 2001.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities), was paid or distributed to the Named Executive Officer during the most recently completed financial year, other than the incentive stock options set out below.

OPTION/STOCK APPRECIATION RIGHTS ("SAR") GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

During the Company's most recently completed financial year, no stock options were granted to the Named Executive Officer. The Named Executive Officer has waived his right to exercise certain of his stock options until at least September 15, 2002.

Stock Appreciation Rights ("SARs") means a right, granted by an issuer or any of its subsidiaries, as compensation for services rendered or in connection with an office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company's shares. No SARs were granted to or exercised by the Named Executive Officer during the most recently completed financial year.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

The following table sets forth the details of all exercises of options/SARs during the financial year ended December 31, 2001 by the Named Executive Officer, and financial year-end value of unexercised options/SARs previously granted to the Named Executive Officer, on an aggregated basis:

Name Of Executive Officer	Securities Acquired On Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs At Financial Year End (#) Exercisable/ Unexercisable	Value Of Unexercised In-The-Money Options/SARs At Financial Year End ($) Exercisable/ Unexercisable
John S. Brock	Nil	N/A	30,000 [(1)]/Nil	Nil/N/A

(1) The right to exercise these options has been waived until at least September 15, 2002.

Termination of Employment, Changes in Responsibility and Employment Contracts

The services of John S. Brock, the Named Executive Officer of the Company, are provided to the Company pursuant to an administrative agreement ("Administrative Agreement") and an Exploration Services and Project Management Agreement ("Exploration Agreement") with Badger & Co. Management Corp. ("Badger & Co."), a private company owned 40% by Mr. Brock and 30% by each of Wayne J. Roberts and Jeannine P.M. Webb, directors and/or officers of the Company. Before April 1, 2001, the services of John S. Brock were provided to the Company pursuant to agreements similar to the Administrative Agreement and Exploration Agreement but with John S. Brock Limited, a private company owned 70% by Mr. Brock and 30% by Wayne J. Roberts. Except for the Administrative Agreement and the Exploration Agreement, the Company has no employment contract with the Named Executive Officer.

<u>Administrative Agreements</u>

Under the Administrative Agreement, the Company is charged for the cost of corporate and administrative wages of Badger & Co. employees incurred by Badger & Co. on behalf of the Company at Badger & Co.'s cost plus a 10% mark-up, as well as office facilities and operations expenses incurred by Badger & Co. on behalf of the Company at Badger & Co.'s cost plus a 10% mark-up. For the following periods, the Company was charged as follows:

	John S. Brock Limited	
Year ended December 31, 2001	Cost	Mark-up
Corporate and administrative wages *	$9,307	$466
Office facilities and operations	$8,577	$1,096
Total in respect of the Administrative Agreement	$17,884	$1,562

* Includes $3,450 for services provided by John S. Brock as President and Chief Executive Officer (CEO) of the Company.

	Badger & Co.	
Year ended December 31, 2001	Cost	Mark-up
Corporate and administrative wages *	$44,368	$4,437
Office facilities and operations	$20,994	$3,950
Total in respect of the Administrative Agreement	$65,362	$8,387

* Includes $26,411 and $14,362 for services provided by John S. Brock as President and Chief Executive Officer (CEO) and Jeannine P.M. Webb, Chief Financial Officer and Corporate Secretary, of the Company, respectively.

	John S. Brock Limited	
Year ended December 31, 2000	Cost	Mark-up
Corporate and administrative wages *	$52,017	$2,601
Office facilities and operations	$22,696	$2,911
Total in respect of the Administrative Agreement	$74,713	$5,512

* Includes $29,613 for services provided by John S. Brock as President (CEO) of the Company.

	John S. Brock Limited	
Year ended December 31, 1999	Cost	Mark-up
Corporate and administrative wages *	$68,173	$3,409
Office facilities and operations	$40,905	None
Total in respect of the Administrative Agreement	$109,078	$3,409

* Includes $38,813 for services provided by John S. Brock as President (CEO) of the Company.

Exploration Agreements

Under the Exploration Agreement, the Company is charged for the cost of exploration and field wages of Badger & Co. employees incurred by Badger & Co. on behalf of the Company at Badger & Co.'s cost plus a 10% mark-up, and exploration project management fees charged by Badger & Co. calculated at 8% of all exploration costs incurred by the Company. For the following periods, the Company was charged as follows:

	John S. Brock Limited	
Year ended December 31, 2001	Cost	Mark-up
Exploration and field wages *	$6,652	$332
Exploration Project Management Fees	$None	$385
Total in respect of the Exploration Agreement	$6,652	$717

* Includes $5,500 for services provided by Wayne J. Roberts as Vice-President of the Company.

	Badger & Co.	
Year ended December 31, 2001	Cost	Mark-up
Exploration and field wages *	$24,711	$2,471
Exploration Project Management Fees	$None	$4,153
Total in respect of the Exploration Agreement	$24,711	$6,624

* Includes $22,500 for services provided by Wayne J. Roberts as Vice-President of the Company.

	John S. Brock Limited	
Year ended December 31, 2000	Cost	Mark-up
Exploration and field wages *	$33,689	$1,684
Exploration Project Management Fees	$None	$2,765
Total in respect of the Exploration Agreement	$33,689	$4,449

* Includes $32,250 for services provided by Wayne J. Roberts as Vice-President of the Company.

extend the Expiration Time by deleting the definition of "Expiration Time" in clause 1.1(t)(ii) of the Rights Plan and substituting in its place the following:

> "the close of business on the date of the first Annual General Meeting of the Corporation following the 10th anniversary of the date of this Agreement;"

In the event such resolution is passed, such proposed amendment to the Rights Plan will be subject to its acceptance for filing by the TSX Venture Exchange. In the event such resolution is not passed, the Rights Plan will expire on March 20, 2003.

A copy of the Rights Plan is available to any shareholder, at no charge, upon written request to the Secretary of the Company at Suite 1407 – 675 West Hastings Street, Vancouver, British Columbia, V6B 1N2.

Amendment to the Company's Stock Option Plan

The Company has a Stock Option Plan outstanding (the "Plan"). The purpose of the Plan is to provide directors, officers and key employees of, and certain other persons who provide services to, the Company and its subsidiaries with an opportunity to purchase Common shares of the Company and benefit from any appreciation in the value thereof. This provides an increased incentive for these individuals to contribute to the future success and prosperity of the Company, thus enhancing the value of the Common shares for the benefit of all the shareholders and increasing the ability of the Company and its subsidiaries to attract and retain skilled and motivated individuals in the service of the Company.

The Plan currently provides that 700,000 Common shares are reserved for issuance pursuant to the exercise of options granted under the Plan. The Plan provides that no one optionee can receive stock options entitling the purchase of more than 5% of the outstanding Common shares in the capital of the Company, calculated on a non-diluted basis. The Plan further provides that any Common shares subject to a stock option which for any reason expires or is cancelled or terminated without having been exercised shall again be available for grant under the Plan. Of the 700,000 Common shares reserved for issuance under the Plan, options to purchase up to 110,000 Common shares are outstanding at the date of this Information Circular. The Company does not provide financial assistance to participants under the Plan to facilitate the purchase of Common shares.

The Company is in the process of carrying out a private placement of 1,500,000 Common shares and share purchase warrants (the "Private Placement") and is proposing to carry out a public offering of up to 5,000,000 Common shares and share purchase warrants (the "Public Offering"), both of which are anticipated to close prior to the date of the Meeting. In the circumstances, management of the Company is proposing that the Plan be amended by increasing, from 700,000 to 1,000,000 if the Private Placement only has closed prior to the Meeting (being approximately 18.45% of the then issued capital of the Company) and from 700,000 to up to 2,000,000 if the Private Placement and Public Offering have closed prior to the Meeting (being approximately 19.2% of the then issued capital of the Company assuming the whole Public Offering is sold), the maximum number of Common shares reserved for issuance under the Plan. At the Meeting, members will be asked to approve such proposed amendment.

The resolution approving the amendment to the Plan requires confirmation by a majority of votes cast thereon at the Meeting. The amendment to the Plan is also subject to approval of the TSX Venture Exchange ("TSXVE"). The policies of the TSXVE also provide that, if the Plan, together with any other proposed stock option grants, could result, at any time in,

Notwithstanding that this resolution has been duly passed by the members, the directors of the Company may terminate the implementation of the matters contemplated hereby at their sole discretion.

Under the *Company Act* of British Columbia, any company may, by Special Resolution, alter its memorandum by changing its name. "Special Resolution" means a resolution passed by a majority of not less than 3/4 of the votes cast by those members of a company who, being entitled to do so, vote in person or by proxy at a general meeting of the company of which not less than 21 days' notice specifying the intention to propose the resolution as a special resolution has been duly given.

If the Special Resolution authorizing the proposed name change is passed, certified copies are required to be filed with the British Columbia Registrar of Companies and the Special Resolution will take effect on the date of such filing. The proposed name change is also required to be approved by the TSX Venture Exchange.

Amendment to Shareholder Rights Plan Agreement

In 1998, a Shareholder Rights Plan Agreement dated March 20, 1998 (the "Rights Plan") was entered into by the Company and confirmed by the shareholders of the Company at the first annual meeting of shareholders of the Company following the date of the Rights Plan. The Rights Plan was adopted by the Company to provide both the shareholders of the Company and the Board of Directors adequate time to assess a take-over bid made for the common shares of the Company and to allow a reasonable period of time for the Board of Directors to explore and develop alternative courses of action in an attempt to maximize shareholder value. The Rights Plan also allows every shareholder to have an equal opportunity to participate in a take-over bid. Neither at the time of adoption of the Rights Plan nor at the date of this Information Circular was the Board of Directors aware of any pending or threatened take-over bid for the common shares of the Company. It was not the intention of the Board of Directors in adopting the Rights Plan to secure the continuance in office of the members of the Board of Directors or to avoid an acquisition of control of the Company in a transaction that is fair and in the best interests of the shareholders. The rights of shareholders under existing law to seek a change in the management of the Company or to influence or promote the action of management in a particular matter are not affected by the Rights Plan. The Rights Plan does not affect the duty of the Board of Directors to act honestly and in good faith with a view to the best interests of the Company and its shareholders.

The Rights Plan is, by definition of the "Expiration Time" in clause 1.1(t)(ii) thereof, currently set to expire on the fifth anniversary of the date of the Rights Plan (namely, on March 20, 2003). The Board of Directors continues to believe, however, that under the existing rules relating to take-over bids and tender offers in Canada and the United States there is not sufficient time for the directors to fully assess offers and to explore and develop alternatives for shareholders in the event of an unsolicited take-over bid. The time required to consider and complete a change of control transaction for the Company must be considered from both the perspective of the Company and of potential purchasers. The result is that shareholders may fail, in the absence of the Rights Plan, to realize the maximum value for their shares. Accordingly, the directors believe that the Rights Plan is an appropriate mechanism to enable them to discharge their responsibilities to assist shareholders in responding to a take-over bid or tender offer. In the circumstances, management is proposing that the Rights Plan be amended to extend the Expiration Time from the fifth anniversary of the Rights Plan to the close of business on the date of the first Annual General Meeting of the Company following the 10th anniversary of the date of the Rights Plan. Accordingly, at the Meeting, the shareholders will be asked to consider and, if deemed advisable, pass a resolution to approve the proposed amendment to the Rights Plan to

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any person who was a director of the Company at any time during the last completed financial year or who is an executive officer, senior officer or proposed nominee for election as a director or any associate or affiliate of any of them, to, or guaranteed or supported by the Company or any of its subsidiaries (either pursuant to an employee stock purchase program of the Company or otherwise), during the most recently completed financial year, other than routine indebtedness.

APPOINTMENT OF AUDITORS

Management proposes the appointment of PricewaterhouseCoopers, LLP, Chartered Accountants, as Auditors of the Company for the ensuing year and that the directors be authorized to fix their remuneration.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries other than as disclosed under the headings "Executive Compensation" and "Particulars of Matters to be Acted Upon".

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, no management nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than as disclosed under the headings "Executive Compensation" and "Particulars of Matters to be Acted Upon".

PARTICULARS OF MATTERS TO BE ACTED UPON

Name Change

At the Meeting, the members of the Company will be asked to consider, and if thought fit, to pass, with or without amendment, the following Special Resolution:

(a) the name of the Company be changed to "Canadian Empire Exploration Corporation" or such other name as may be approved by the Board of Directors and acceptable to the Registrar of Companies and the TSX Venture Exchange;

(b) the Memorandum of the Company be altered to reflect the change of name of the Company so that it shall be in the form set out in Schedule "A" to the Company's Information Circular dated May 1, 2002;

(c) the Board of Directors of the Company in their discretion by resolution may, without requiring further approval, ratification or confirmation by the members, decline to implement this Special Resolution.

Year ended December 31, 1999	John S. Brock Limited Cost	Mark-up
Exploration and field wages *	$34,275	$1,714
Exploration Project Management Fees	None	$2,659
Total in respect of the Exploration Agreement	$34,275	$4,373

* Includes $34,255 for services provided by Wayne J. Roberts as Vice-President of the Company.

The Company has no compensatory plan or arrangement with respect to the Named Executive Officer to compensate such Named Executive Officer in the event of the resignation, retirement or any other termination of the Named Executive Officer's employment with the Company and its subsidiaries or in the event of a change of control of the Company or any of its subsidiaries or in the event of a change in the Named Executive Officer's responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

Pension Arrangements

The Company and its subsidiaries do not have any pension arrangements in place for the Named Executive Officer.

Compensation of Directors

During the financial year ended December 31, 2001, none of the directors of the Company were compensated by the Company or its subsidiaries in their capacity as directors. The Company has no arrangements, standard or otherwise, pursuant to which its current directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently, up to and including the date of this Information Circular, except that directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors and certain directors may be compensated for services as consultants or experts.

The directors are also eligible to receive incentive stock options to purchase common shares of the Company granted from time to time under the Company's Stock Option Plan (the "Plan").

The Company has no compensation plans or arrangements in place and none are currently contemplated. The Company has no pension plan or other arrangements for non-cash compensation to the directors.

The Company has, in the past, granted incentive stock options to the non-Named Executive Officer directors of the Company, which incentive stock options are outstanding as set forth below:

Name	Number of Shares	Exercise Price Per Share	Expiry Date
Lawrence Page, Q.C.	5,000	$3.00	Oct. 2/02
Lawrence Page, Q.C.	5,000	$1.00	Oct. 2/02
R.E. Gordon Davis	5,000	$3.00	Oct. 2/02
R.E. Gordon Davis	5,000	$1.00	Oct. 2/02
Wayne J. Roberts(1)	10,000	$3.00	Oct. 2/02
Wayne J. Roberts(1)	20,000	$1.00	Oct. 2/02
Robert Swenarchuk	10,000	$3.00	Oct. 2/02

(1) Mr. Roberts has waived his right to exercise these options until at least September 15, 2002.

a) the number of shares reserved for issuance under stock options granted to insiders of the Company exceeding 10% of the number of outstanding Common shares;

b) the issuance to insiders, within a one-year period, of a number of shares exceeding 10% of the number of outstanding Common shares; or

c) the issuance to any one insider and such insider's associates, within a one-year period, of a number of shares exceeding 5% of the number of outstanding Common shares;

approval of such grants or amendments to the Plan must be by way of "disinterested shareholder approval", being a majority of votes cast at the Meeting excluding votes attaching to Common shares beneficially owned by insiders of the Company to whom options may be issued under the Plan, and associates of such persons.

The term "insiders" is defined in the *Securities Act* (British Columbia) and generally includes directors and senior officers of the Company and its subsidiaries, the five highest paid employees and holders of greater than 10% of the voting securities of the Company. The term "associates" is also defined in the *Securities Act* (British Columbia). To the knowledge of the Company, as at May 1, 2002, 751,815 shares of the Company are beneficially owned by insiders of the Company to whom options may be issued under the Plan and their associates. Accordingly, at the Meeting, such shares so beneficially owned will not be counted for purposes of "disinterested shareholder approval" of the proposed amendment to the Plan.

In the event either shareholder approval or disinterested shareholder approval is not forthcoming, the Company will not proceed with the proposed amendment to the Plan.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OTHER THAN THOSE REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.

BY ORDER OF THE BOARD OF DIRECTORS

"John S. Brock"

John S. Brock
President

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

"John S. Brock"
John S. Brock
Chief Executive Officer

"Jeannine P.M. Webb"
Jeannine P.M. Webb
Chief Financial Officer

SCHEDULE "A"

FORM 1 (Section 5)

COMPANY ACT

ALTERED MEMORANDUM

(as altered by Special Resolution passed June 27, 2002)

1. The name of the company is "**CANADIAN EMPIRE EXPLORATION CORPORATION**".

2. The authorized capital of the Company consists of 250,000,000 Common shares without par value.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.

4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
NORTHERN CROWN MINES LTD.	DEC 31/01	02/05/10

ISSUER ADDRESS				
1407 - 675 WEST HASTINGS STREET				
CITY	**PROVINCE**	**POSTAL CODE**	**ISSUER FAX NO.**	**ISSUER TELEPHONE NO.**
VANCOUVER	BC	V6B 1N2	(604) 687-4991	(604) 687-4951
CONTACT NAME		**CONTACT POSITION**		**CONTACT TELEPHONE NO.**
JOHN S. BROCK		PRESIDENT		(604) 687-4951
CONTACT EMAIL ADDRESS		**WEB SITE ADDRESS**		
jsbrock@badgerandco.com				

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
➤ [signature]	JOHN S. BROCK	02/05/10
➤ [signature]	WAYNE J. ROBERTS	02/05/10

Northern Crown Mines Ltd.

Consolidated Financial Statements
December 31, 2001, 2000 and 1999
(expressed in Canadian dollars)

March 15, 2002

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of the company have been prepared by management in accordance with Canadian generally accepted accounting principles, and contain estimates based on management's judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the company's independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

The company's independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the United States, and their report follows.

Jeannine P.M. Webb
Chief Financial Officer

John S. Brock
President

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
609 Granville Street, Suite 400
PO Box 10373 Pacific Centre
Vancouver, British Columbia
Canada V7Y 1L3
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

Auditors' Report

To the Shareholders of
Northern Crown Mines Ltd.

We have audited the consolidated balance sheets of **Northern Crown Mines Ltd.** as at December 31, 2001 and 2000 and the consolidated statements of loss and deficit, deferred exploration and mineral property expenditures and cash flows for the years ended December 31, 2001, 2000 and 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years ended December 31, 2001, 2000 and 1999 in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, Canada
March 15, 2002

Comments by the Auditors for U.S. Readers on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the shareholders dated March 15, 2002, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, Canada
March 15, 2002

Northern Crown Mines Ltd.

Consolidated Balance Sheets

As at December 31, 2001 and 2000

(expressed in Canadian dollars)

	2001 $	2000 $
Assets		
Current assets		
Cash and cash equivalents	54,237	46,546
Accounts receivable	208,798	6,331
	263,035	52,877
Resource assets (note 4)	-	856,723
Property, plant and equipment	2,236	3,132
	265,271	912,732
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	176,073	107,430
Due to management company (note 6)	36,074	478,645
	212,147	586,075
Shareholders' Equity		
Capital stock (note 5)		
Authorized		
250,000,000 common shares without par value		
Issued		
3,919,420 common shares (2000 - 3,529,420)	17,490,085	17,375,019
Contributed surplus	64,784	64,784
Deficit	(17,501,745)	(17,113,146)
	53,124	326,657
	265,271	912,732

Nature of operations and going concern (note 1)

Approved by the Board of Directors

Director

Director

The accompanying notes are an integral part of these consolidated financial statements.

Northern Crown Mines Ltd.

Consolidated Statements of Loss and Deficit

For the years ended December 31, 2001, 2000 and 1999

(expressed in Canadian dollars)

	2001 $	2000 $	1999 $
Administration expenses			
Audit and related services	20,000	20,000	13,000
Bank charges	758	1,418	898
Consulting	2,450	-	1,575
Depreciation	58	143	143
Insurance	2,084	2,010	2,019
Interest on promissory note (note 6)	4,013	15,720	40,574
Legal	91,166	58,668	78,855
Loss (gain) on foreign exchange	1,298	(3,140)	(1,306)
Office operations and facilities	113,309	86,806	74,189
Salaries and wages	49,614	54,042	70,419
Shareholder communication	455	-	-
Transfer agent and filing fees	28,729	26,670	53,129
Travel	9,416	19,831	18,314
	323,350	282,168	351,809
Other expenses (income)			
Interest income	(3,087)	(1,179)	(1,445)
Loss on disposal of subsidiary (note 3)	-	-	408,282
Loss on disposal of assets	-	21,840	-
Write-off of exploration expenditures (notes 3 and 4)	63,245	1,103,379	7,641,051
Write-off of property acquisition costs (notes 3 and 4)	5,091	1,286,366	1,345,634
	65,249	2,410,406	9,393,522
Loss for the year	388,599	2,692,574	9,745,331
Deficit - Beginning of year	17,113,146	14,420,572	4,675,241
Deficit - End of year	17,501,745	17,113,146	14,420,572
Basic and diluted loss per common share	0.11	0.79	4.27
Weighted average number of common shares outstanding (note 5)	3,531,045	3,393,498	2,280,897

The accompanying notes are an integral part of these consolidated financial statements.

Northern Crown Mines Ltd.

Consolidated Statements of Deferred Exploration and Mineral Property Expenditures

For the years ended December 31, 2001, 2000 and 1999

(expressed in Canadian dollars)

	2001 $	2000 $	1999 $
Exploration and mineral property expenditures			
Accommodation	926	174	-
Consulting	9,291	41,550	44,929
Depreciation	838	12,504	7,344
Environmental and permitting	905	-	-
Expediting	2,007	86	397
Field supplies	64	-	-
Maps, printing and drafting	1,370	82	937
Project management fees	4,538	2,765	2,658
Property acquisition costs	5,091	48,974	540,117
Salaries and wages	43,144	35,948	33,529
Transportation	162	224	684
	68,336	142,307	630,595
Consideration received relating to the sale of Guadalupe	(657,051)	-	-
Mesa Galindo property (note 3)	-	-	(992,200)
Other	-	(76,222)	(20,427)
Write-off of exploration expenditures	(63,245)	(1,103,379)	(7,641,051)
Write-off of property acquisition costs	(5,091)	(1,286,366)	(1,345,634)
Reclassification (note 4(a))	(199,672)	-	-
	(925,059)	(2,465,967)	(9,999,312)
Decrease in exploration and mineral property expenditures	(856,723)	(2,323,660)	(9,368,717)
Balance - Beginning of year	856,723	3,180,383	12,549,100
Balance - End of year (note 4)	-	856,723	3,180,383

The accompanying notes are an integral part of these consolidated financial statements.

Northern Crown Mines Ltd.

Consolidated Statements of Cash Flows

For the years ended December 31, 2001, 2000 and 1999

(expressed in Canadian dollars)

	2001 $	2000 $	1999 $
Cash flows from operating activities			
Loss for the year	(388,599)	(2,692,574)	(9,745,331)
Items not affecting cash			
Depreciation	58	143	143
Loss on disposal of subsidiary	-	-	408,282
Loss on disposal of assets	-	21,840	-
Write-off of exploration expenditures	63,245	1,103,379	7,641,051
Write-off of property acquisition costs	5,091	1,286,366	1,345,634
	(320,205)	(280,846)	(350,221)
Changes in non-cash working capital items			
(Increase) decrease in accounts receivable	(2,795)	155,733	(160,487)
Decrease in accounts payable and accrued liabilities and due to management company	(373,928)	(14,930)	(181,259)
	(376,723)	140,803	(341,746)
	(696,928)	(140,043)	(691,967)
Cash flows from financing activities			
Issue of common shares	117,000	-	322,500
Exercise of warrants	-	263,715	-
Advances from related party	-	15,719	105,662
Share issue costs	(1,934)	-	-
	115,066	279,434	428,162
Cash flows from investing activities			
Sale of property, plant and equipment	-	9,257	-
Exploration expenditures - net of depreciation	(67,498)	(129,803)	(283,751)
Net cash received on disposal of subsidiary (note 3)	-	-	566,772
Consideration received relating to the sale of Guadalupe (note 4)	657,051	-	-
	589,553	(120,546)	283,021
Increase in cash and cash equivalents	7,691	18,845	19,216
Cash and cash equivalents - Beginning of year	46,546	27,701	8,485
Cash and cash equivalents - End of year	54,237	46,546	27,701
Supplemental cash flow information			
Non-cash operating and financing activities			
Settlement of accounts payable by acquiror of Guadalupe property (note 4)	-	(76,222)	-
Issue of shares on repayment of promissory note	-	380,260	-
Issue of promissory note for mineral property	-	-	112,500
Issue of shares for mineral property	-	-	227,000
	-	304,038	339,500

The accompanying notes are an integral part of these consolidated financial statements.

(expressed in Canadian dollars)

1 Nature of operations and going concern

Northern Crown Mines Ltd. (the company) is in the business of acquiring and exploring mineral properties. As at December 31, 2001, the company had disposed of, or is allowing to lapse, all of its mineral properties. Management are in the process of seeking additional mineral property opportunities, principally in North America.

As at December 31, 2001, the company had current liabilities of $212,147 (2000 - $586,075) and current assets of $263,035 (2000 - $52,877). Of the current liabilities, $36,074 is owed to a party related by virtue of common directors. Of the current assets, $199,672 is receivable for value-added tax paid by the company's Mexican subsidiaries. The company has requested a refund of these taxes from the fiscal authorities of the Government of Mexico. While the company has been successful in receiving reimbursement in the past, there can be no assurance that it will be successful in the future (note 4(a)).

The company's ability to continue operations is dependent on management's ability to secure additional financing. Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Because of this uncertainty, there is substantial doubt about the ability of the company to continue as a going concern.

These consolidated financial statements do not include the adjustments that would be necessary should the company be unable to continue as a going concern. Such adjustments could be material.

2 Significant accounting policies

Accounting principles

These consolidated financial statements are prepared in accordance with generally accepted accounting principles (GAAP) applicable in Canada. Except as disclosed in note 9, these consolidated financial statements conform in all material respects with U.S. GAAP.

Principles of consolidation

These consolidated financial statements include the accounts of the company and its fully integrated foreign subsidiaries, Minera Reina Isabel, S.A. de C.V. (Minera Reina) and Minera Tatemas, S.A. de C.V. (Minera Tatemas), which were incorporated to carry out mineral exploration and development programs in Mexico. During the year ended December 31, 1999, the company sold a wholly owned subsidiary, Minera Sierra Pacifico, S.A. de C.V. (Minera Sierra) (note 3).

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of expenditures during the reporting period. Actual results could differ from those reported.

(expressed in Canadian dollars)

Cash and cash equivalents

Cash and cash equivalents includes cash and short-term deposits maturing within 90 days of the original date of acquisition. In order to limit its exposure, the company deposits its funds in government treasury bills and with large financial institutions.

Resource assets

The company records its interests in mineral properties at cost less option payments received and other recoveries. Exploration expenditures relating to these interests are capitalized until the properties to which they relate are placed into production, sold or allowed to lapse. These expenditures will be amortized over the estimated useful life of the property using the units-of-production method over proven and probable reserves following commencement of production, or written off if the mineral properties or projects are sold or allowed to lapse. General exploration expenditures are expensed as incurred.

From time to time, the company requests from the fiscal authorities of the Government of Mexico reimbursement of value-added tax paid by Minera Reina and Minera Tatemas. While the company has been successful in receiving reimbursement in the past, there can be no assurance that it will be successful in the future.

Mineral property option agreements

Option payments are made at the discretion of the optionee and, accordingly, are accounted for on a cash basis. Option payments received will be treated as a reduction of the carrying value of the related mineral property and deferred costs until the company's costs are recovered. Option payments received in excess of costs incurred will be credited to income.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Depreciation is calculated using the declining-balance method at a rate of 30% per annum.

Income taxes

Effective January 1, 2000, the company retroactively adopted the liability method of accounting for income taxes, following the new standard adopted by the Canadian Institute of Chartered Accountants. The adoption of the new standard resulted in no adjustment to opening deficit. Future income tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those reported in the financial statements. The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

(expressed in Canadian dollars)

Translation of foreign currencies

Monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of acquisition or issue. Income and expenses are translated at rates approximating exchange rates in effect at the time of the transactions. Exchange gains and losses arising on translation are included in loss for the year.

Loss per common share

Loss per common share is calculated using the weighted average number of common shares issued and outstanding during each year. During the year ended December 31, 2001, the company consolidated its outstanding common shares such that every 10 shares outstanding were replaced by one new common share. The comparative year calculations of loss per share have been adjusted to show the information on a post-consolidation basis.

Stock options

The company issues stock options from time to time as described in note 5. No compensation expense is recognized when stock options are granted or exercised. Consideration paid for shares on exercise of stock options is credited to capital stock.

Financial instruments

Cash and cash equivalents, accounts receivable, accounts payable and due to management company are valued at their carrying amounts which are reasonable estimates of fair value due to the relatively short period to maturity.

Capital stock

Where shares are issued for the acquisition of mineral properties, the ascribed price per share is the market price of the shares at the date of issue.

3 Disposition of Minera Sierra

During the year ended December 31, 1999, the company sold one of its wholly owned Mexican subsidiaries, Minera Sierra. Included in the assets of the subsidiary were certain Guadalupe de Los Reyes (MSP Guadalupe) concessions, and the Mesa Galindo property.

Consideration consisted of cash proceeds of $568,566 and the commitment to transfer back to the company, for no further consideration, the MSP Guadalupe concessions at an agreed value of $1,613,072.

(expressed in Canadian dollars)

The assets and liabilities disposed of on the sale of Minera Sierra were as follows:

	$
MSP Guadalupe concessions	1,613,072
Mesa Galindo mineral property	992,200
Cash	1,794
Amount payable to the company in respect of MSP Guadalupe concessions	(1,613,072)
Accounts payable	(17,146)
	976,848
Cash proceeds	568,566
Loss on disposal	408,282

As a result of the valuation of the MSP Guadalupe concessions determined in the above disposition, the company wrote down its remaining resource assets by $8,986,685 to $3,180,383 at December 31, 1999.

4 Resource assets

	2001 $	2000 $
Guadalupe		
Property acquisition costs	-	856,723

a) Guadalupe property

The Guadalupe property is comprised of four groups of concessions, three of which are governed by separate acquisition agreements.

During the year ended December 31, 2000, the company entered into exploration and option to purchase agreements, whereby the company assigned its rights to the Guadalupe property in consideration for the optionor paying the company US$390,000, settling payables of US$50,000 ($76,222) on the company's behalf in 2000 and making future option payments directly to the underlying vendors.

Upon completion of the payments, the optionor would have exercised its purchase option from the company and the rights to the Guadalupe property would have been effectively assigned. As a result of the above agreements, the company wrote down the carrying value of the Guadalupe property at December 31, 2000 to its estimated net realizable value of $856,723. The estimated net realizable value comprised the cash payments of US$390,000 and estimated IVA recoverable of US$170,000.

During 2001, the optionor paid US$390,000 to the company in connection with the exploration and option to purchase agreements. The optionor subsequently terminated the exploration and option to purchase agreements and returned the right to the Guadalupe property to the company, who subsequently relinquished the options to the underlying vendors.

(expressed in Canadian dollars)

During 2001, the company received reimbursement of US$26,247 from the Government of Mexico for value-added tax paid by the company's Mexican subsidiaries in prior years. The remaining value-added tax balance has been reclassified to accounts receivable.

b) The Guadalupe's four groups of concessions are as follows:

i) Guadalupe concession

The company held an exclusive option to earn an effective 100% interest in the Guadalupe property for total consideration of US$1,733,744, of which US$1,258,744 was paid prior to December 31, 2000. In addition, during 1999, the company issued 200,000 common shares to the optionors.

During 2001, the company relinquished the rights to the Guadalupe concession.

ii) Los Reyes Norte concession

The Los Reyes Norte property is divided into two properties, the North Block and South Block. The company held an option to earn a 50% joint venture interest in the North Block by making exploration expenditures totalling US$1,000,000 on or before December 31, 2005, of which US$500,000 has been expended. During 1999, the company acquired a 100% interest in the South Block by issuing 1,675,000 shares of the company to the optionor.

During 2001, the company relinquished the rights to the Los Reyes Norte concession.

iii) Los Reyes Oeste concession

The company acquired a 100% interest in the Los Reyes Oeste property by making payments totalling US$450,000 on or before December 31, 1997 and issuing 1,575,000 shares of the company to the optionor during 1999.

During 2001, the company relinquished the rights to the Los Reyes Oeste concession.

iv) Mariposa concession

The company held an option to earn a 100% interest in 11 concessions comprising the Mariposa property by making payments totalling US$1,177,500 on or before December 31, 2004, of which US$527,500 was paid to December 31, 2000.

During 1999, in accordance with the agreements, the company issued 200,000 shares of the company to the optionors with 200,000 warrants attached, entitling the holder to acquire a total of 100,000 shares at prices ranging from $0.05 per share to $0.09 per share on or before December 20, 2003. During the year ended December 31, 2000, 24,300 shares were issued on the exercise of warrants at $0.05 per share for total consideration of $1,215.

During 2001, the company relinquished the rights to the Mariposa concession.

c) During 2001, the company wrote off amounts relating to other properties of $nil (2000 - $11,982).

(expressed in Canadian dollars)

5 Capital stock

Authorized
250,000,000 common shares without par value

Issued and outstanding

	Price per share $	Number of shares	Amount $
December 31, 1998		18,263,141	16,181,544
For cash			
Private placement	0.06	4,500,000	270,000
Private placement	0.07	750,000	52,500
For property acquisition	0.08	400,000	32,000
For property acquisition	0.06	3,250,000	195,000
December 31, 1999		27,163,141	16,731,044
For cash			
Warrants	0.10	2,625,000	262,500
Warrants	0.05	24,300	1,215
For conversion of principal and interest on promissory note	0.07	5,481,762	380,260
December 31, 2000		35,294,203	17,375,019
10:1 consolidation on December 5, 2001		(31,764,783)	-
For cash			
Private placement	0.30	390,000	117,000
Less: Share issue costs		-	(1,934)
December 31, 2001		3,919,420	17,490,085

a) During 2001:

i) The company entered into a funding and participation agreement with Teck Cominco Limited (Teck Cominco) (the Teck Cominco Agreement). In connection with this agreement, the company issued to Teck Cominco 390,000 units at $0.30 per unit. Each unit is comprised of one common share and one $0.30 share purchase warrant expiring on February 7, 2002. The expiry date of these warrants has subsequently been extended to July 8, 2002. Exercise of the warrants will allow Teck Cominco to maintain participation rights in certain future exploration projects of the company by subscribing to special warrants in an amount up to $246,000 on or before September 15, 2002.

ii) The company consolidated its capital stock as to 10 old common shares for 1 new common share.

(expressed in Canadian dollars)

b) During 2000:

i) The company issued a total of 5,481,762 common shares to a related party pursuant to the conversion of the principal and interest owing under a promissory note, as to 5,142,857 common shares and 338,905 common shares respectively, for a total value of $380,260.

ii) The company issued a total of 2,649,300 common shares on the exercise of warrants for total consideration of $263,715.

c) During 1999:

i) The company issued 4,500,000 units in connection with a private placement at a price of $0.06 per unit to a non-related party, and 750,000 units in connection with a private placement with a related party at a price of $0.07 per unit, for total consideration of $322,500. Each unit comprised one common share of the company and one common share purchase warrant. Each two share purchase warrants entitled the holder to acquire one additional share of the company at $0.10 per share until April 27, 2000. At December 31, 1999, all warrants remained outstanding.

ii) The company issued a total of 3,650,000 shares, for an ascribed value of $227,000, and 200,000 warrants in connection with the Guadalupe property (note 4).

d) Options

i) The company has established a stock option plan whereby the company may from time to time grant up to a total of 700,000 options to directors, officers and employees. The maximum term of any option is five years. The exercise price of an option is not less than the closing price on the TSX Venture Exchange on the last trading day preceding the grant date. Options vest on the grant date.

ii) A summary of the status of the company's options as at December 31, 2001 and 2000, and changes during the years then ended is set out below:

	2001		2000	
	Shares	**Weighted average exercise price $**	**Shares**	**Weighted average exercise price $**
Outstanding - Beginning of year	1,710,000	0.24	1,085,000	0.30
Granted	-	-	675,000	0.10
Expired	(460,000)	0.30	(50,000)	0.30
Consolidation of options	(1,125,000)	1.92	-	-
Outstanding - End of year	125,000	1.92	1,710,000	0.24

(expressed in Canadian dollars)

iii) As at December 31, 2001, options granted to directors and employees to purchase post-consolidation common shares of the company were outstanding and exercisable as follows:

Number of shares	Price per share $	Date granted	Expiry date
10,000	3.00	February 11, 1997	February 11, 2002
5,000	3.00	February 21, 1997	February 21, 2002
42,500	3.00	October 2, 1997	October 2, 2002
67,500	1.00	March 7, 2000	October 2, 2002
125,000			

Of the above options, 10,000 were issued prior to the implementation of the stock option plan.

As at December 31, 2001, the weighted average remaining contractual life of the outstanding stock options is 0.7 years.

e) Warrants

A summary of the status of the company's warrants as at December 31, 2001 and changes during the year then ended is set out below:

	Warrants outstanding	Weighted average exercise price $
Outstanding - Beginning of year	75,700	0.70
Consolidation of warrants	(68,130)	0.70
Granted	390,000	0.30
Outstanding - End of year	397,570	0.31

The 7,570 warrants are exercisable at the following prices:

- $0.70 per share from December 21, 2001 to December 20, 2002
- $0.90 per share from December 21, 2002 to December 20, 2003

(expressed in Canadian dollars)

6 Related party transactions

Until March 31, 2001, the company had management agreements with John S. Brock Limited, a company owned by John S. Brock, the President of the company (70%), and Wayne J. Roberts, the Vice-President, Exploration of the company (30%).

Under the above agreements, the company paid the following in the year ended December 31, 2001:

a) Cost of operations and administration, charged at cost plus a 10% mark-up (2000 and 1999 - nil%) totalling $15,995 (2000 - $50,612; 1999 - $73,674).

b) Fees for professional services provided at per diem rates, totalling $8,950 (2000 - $61,863; 1999 - $73,038).

c) Exploration salaries and wages charged at cost plus a 10% mark-up (2000 and 1999 - 5%), and project management fees calculated at 8% of all exploration costs totalling $1,870 (2000 - $5,888; 1999 - $4,423).

Amounts payable under the agreements at December 31, 2001 totalled $nil (2000 - $308,129).

During 2001, under a promissory note bearing interest at 8% per annum, the company repaid the balance of principal and interest to John S. Brock Limited. At December 31, 2001, the company owed John S. Brock Limited $nil (2000 - $170,516) for funds advanced and interest charged.

Effective April 1, 2001, the company entered into management agreements with Badger & Co. Management Corp., a company owned by John S. Brock (40%), Wayne J. Roberts (30%) and Jeannine P.M. Webb, Chief Financial Officer of the company (30%).

Under the management agreements with Badger & Co. Management Corp., the company paid the following in the year ended December 31, 2001:

a) Cost of operations and administration, charged at cost plus a 10% mark-up totalling $32,976.

b) Fees for professional services provided at per diem rates, totalling $63,273.

c) Exploration salaries and wages services charged at cost plus a 10% mark-up and project management fees calculated at 8% of all exploration costs totalling $8,835

Amounts payable under the agreements at December 31, 2001 totalled $36,074. There are no stated terms of repayment.

(expressed in Canadian dollars)

7 Income taxes

A reconciliation of the combined Canadian federal and provincial income taxes at statutory rates and the company's effective income tax expense is as follows:

	2001 $	2000 $	1999 $
Income tax recovery at statutory rates	(173,393)	(1,211,658)	(4,385,399)
Increase in taxes from			
Write-down of mineral properties and deferred exploration expenditures	30,492	1,075,385	4,227,735
Benefit of losses not recognized	142,901	136,273	157,664
	-	-	-

The components of future tax assets are as follows:

	$
Other deductible tax pools	512,000
Allowable capital losses	2,506,000
Non-capital loss carry-forwards	1,338,000
	4,356,000
Less: Valuation allowance	(4,356,000)
Future income tax asset	-

At December 31, 2001, the company has approximately $3,378,000 of Canadian operating losses available for carry-forward, $297,000 of Canadian exploration expenditures, $415,000 of Canadian development expenditures and approximately $500,000 of Mexican tax losses, which may be available to offset future taxable income. The Canadian loss carry-forwards of $3,378,000 expire at various times from 2002 to 2008. In addition, the company has approximately $10,167,000 in capital loss carry-forwards available for indefinite carry-forward but only to offset future capital gains. The potential future benefit of these losses has not been recorded.

8 Shareholder rights plan

During the year ended December 31, 1999, the company adopted a shareholder rights plan (the Plan), which is designed to encourage the fair treatment of the company's shareholders in connection with any take-over offer and, in particular, any unsolicited take-over bid for the company.

(expressed in Canadian dollars)

Pursuant to the Plan, rights have been created and attached to the common shares of the company. If a person (the Bidder) acquires 20% or more of the outstanding voting shares of the company without complying with the Plan, each right, other than the rights held by the Bidder, will entitle the shareholder, other than the Bidder, to purchase for $30, common shares of the company having a market value of $60.

9 Material differences between Canadian and U.S. generally accepted accounting principles

The company's consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. The material measurement differences between GAAP in Canada and the United States that would have an affect on these financial statements are as follows:

a) Accounting for stock-based compensation

For financial statement presentation purposes, the company follows the recommendations of APB25 in accounting for stock options. This requires the recognition of compensation expense in the financial statements only when the option price is less than the stock price on the grant date.

b) Mineral property exploration expenditures

Mineral property exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 2. For U.S. GAAP purposes, the company expenses as incurred exploration expenditures relating to unproven mineral properties.

c) If these consolidated financial statements were prepared in accordance with U.S. GAAP, the impact on the consolidated balance sheets would be as follows:

	2001 $	2000 $
Resource assets - under Canadian GAAP	-	856,723
Exploration expenditures	-	-
Resource assets - under U.S. GAAP	-	856,723
Deficit - under Canadian GAAP	(17,501,745)	(17,113,146)
Exploration expenditures	-	-
Deficit - under U.S. GAAP	(17,501,745)	(17,113,146)

(expressed in Canadian dollars)

In addition, the impact on the consolidated statements of loss would be as follows:

	2001 $	2000 $	1999 $
Loss for the period - under Canadian GAAP	(388,599)	(2,692,574)	(9,745,331)
Exploration expenditures - net of write-downs	-	1,010,046	7,570,999
Loss for the period - under U.S. GAAP	(388,599)	(1,682,528)	(2,174,332)
Loss per common share - under U.S. GAAP	(0.11)	(0.50)	(0.96)

d) In December 2001, the Accounting Standards Board issued CICA 3870, "Stock-Based Compensation and Other Stock-Based Payments". The new section requires that stock-based payments to non-employees and direct awards of stock to employees and non-employees be accounted for using a fair value-based method of accounting.

The new section encourages, but does not require, the use of the fair value-based method to account for all other stock-based transactions with employees. The new standard comes into effect on January 1, 2002.

NORTHERN CROWN MINES LTD.
SCHEDULE B
FOR THE YEAR ENDED DECEMBER 31, 2001 AND 2000
(UNAUDITED, PREPARED BY MANAGEMENT)

1) **Analysis of Expenses and Deferred Costs**

Administrative Expenses
With respect to the Administrative Expenses of the Company, see the attached Financial Statements.

Summary of Resource Assets
At December 31, 2001, the Company had no Resource Assets.

Deferred Exploration and Mineral Property Expenditures by Property
For the period January 1 to December 31, 2001

	Guadalupe	General	Total
Balance - begining of period	856,723	0	856,723
	856,723	0	856,723
Accomodation	0	926	926
Assays and geochemical analysis	0	0	0
Consulting	10,196	0	10,196
Depreciation	838	0	838
Expediting	26	1,981	2,007
Field supplies	0	64	64
Fuel	0	0	0
Maps, printing and drafting	7	1,362	1,369
Project management fees	1,237	3,301	4,538
Property acquisition and maintenance costs	91	5,000	5,091
Salaries and wages	6,213	36,932	43,145
Transportation	95	67	162
Trenching	0	0	0
	18,703	49,633	68,336
	875,426	49,633	925,059
Consideration received relating to the sale of Guadalupe	(657,051)	0	(657,051)
Value-added tax receivable	(199,672)		(199,672)
Write-offs	(18,703)	(49,633)	(68,336)
Balance	(0)	0	(0)

2) **Related Party Transactions**
With respect to the Related Party Transction of the Company, see the attached Financial Statements.

NORTHERN CROWN MINES LTD.
SCHEDULE B
FOR THE YEAR ENDED DECEMBER 31, 2001 AND 2000
(UNAUDITED, PREPARED BY MANAGEMENT)

3) **Securities Issued and Options Granted**

a) Securities Issued

During the year ended December 31, 2001, the Company issued common shares as follows:

Reason for Issue	Date of Issue	# shares	$ share	Total value
Private Placement	Dec 18/01	390,000	$0.30	$117,000

b) Options Granted

During the year ended December 31, 2001, the Company granted options as follows:

Nil

4) **Share Capital**

a) Authorized and Issued

Common shares without par value - authorized 250,000,000

Common shares without par value - issued and outstanding 3,919,420 (post-consolidation)

On December 5, 2001, the Company consolidated its capital stock as to 10 old shares for 1 new share.

b) Outstanding Stock Options

	Date of Option	Expiry Date	$/Share	# of Shares *
John S Brock	Oct 2/97	Oct 2/02	$3.00	10,000
	Mar 7/00	Oct 2/02	$1.00	20,000
Lawrence Page	Oct 2/97	Oct 2/02	$3.00	5,000
	Mar 7/00	Oct 2/02	$1.00	5,000
Gordon Davis	Oct 2/97	Oct 2/02	$3.00	5,000
	Mar 7/00	Oct 2/02	$1.00	5,000
RE Swenarchuk	Feb 21/97	Feb 21/02	$3.00	5,000
	Oct 2/97	Oct 2/02	$3.00	10,000
Wayne J Roberts	Oct 2/97	Oct 2/02	$3.00	10,000
	Mar 7/00	Oct 2/02	$1.00	20,000
Jeannine PM Webb	Oct 2/97	Oct 2/02	$3.00	2,500
	Mar 7/00	Oct 2/02	$1.00	12,500
R Farias	Feb 11/97	Feb 11/02	$3.00	10,000
	Mar 7/00	Ot2/02	$1.00	5,000
				125,000

* after taking into effect the consolidation on December 5, 2001, as to 10 old shares for 1 new share.

c) Outstanding Warrants

	Expiry Date	# Warrants *	# Shares *	$/Share
agreement	Dec 20/03	7,570	7,570	$0.70 from Dec 21/01 to Dec 20/02, or
				$0.90 from Dec 21/02 to Dec 20/03

* after taking into effect the consolidation on December 5, 2001, as to 10 old shares for 1 new share.

d) Convertible Securities

Nil

e) Escrowed and Pooled Shares

Nil

5) **Directors and Officers of the Company**

John S. Brock, Director, Chief Executive Officer and President	West Vancouver, BC
Lawrence Page, QC, Director	West Vancouver, BC
R. E. Gordon Davis, Director	Vancouver, BC
Robert E. Swenarchuk, Director	North Vancouver, BC
Wayne J. Roberts, Director and V-Pres. Exploration	Coquitlam, BC
Jeannine P.M. Webb, CFO and Secretary	Burnaby, BC

NORTHERN CROWN MINES LTD.
SCHEDULE C - MANAGEMENT DISCUSSION
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2001

DESCRIPTION OF BUSINESS

Northern Crown Mines Ltd. (the "Company') is engaged in the acquisition and exploration of mineral resource properties. The company currently holds interests in properties located in Mexico.

FOR THE PERIOD JANUARY 1 TO MARCH 31, 2001 (First Quarter)

Operations and Financial Condition

During the First Quarter the Company continued with the process of concluding its sale of interests in the Guadalupe Gold Project in Mexico to Meridian Gold Company of Reno, Nevada ("Meridian"). As at March 31, 2001, Meridian had made an initial payment of US$222,000 to the Company as well as payments in the aggregate of US$155,000 for satisfaction of obligations to underlying property vendors.

During the quarter, the Company was charged, by a company controlled by a director of the Company, $15,484 for cost of operations and administration, $8,950 for professional services and $559 for exploration services and project management fees provided. During the quarter, the Company expended approximately $71,509 for general administrative expenses and approximately $6,290 for exploration and mineral property expenses, primarily in the search for new project acquisition.

At March 31, 2001, the Company had no investor relations arrangements or contracts, was not in breach of corporate, securities or other laws, or in breach of its listings agreement with CDNX. To the best of management's knowledge and belief, all contingent liabilities have been disclosed in the Unaudited Interim Financial Statements of March 31, 2001. There were no management changes or special resolutions passed by shareholders during the quarter.

Investor Relations

Investor relations activity during the First Quarter consisted of management response to shareholder and brokerage community inquiries. One press release was issued in connection with progress regarding the sale of the Guadalupe Gold Project. No investor relations expenditures were incurred during the First Quarter.

Mineral Exploration Activity

The Company directed attention to examination of potential acquisitions in the area of industrial minerals and precious and base metals projects.

Financings, Principal Purposes and Milestones

The Company did not issue any shares or raise funds during the quarter ended March 31, 2001.

Liquidity and Solvency

At March 31, 2001,the Company had cash of $164,734 and working capital deficit of $197,695. With final receipt of proceed from the sale of the Guadalupe Project during the month of April, the Company has satisfied its creditors in full. At April 9, 2001, the Company had retained approximately $165,000 cash in its working capital account. A further estimated $ 225,000 is receivable by way of tax-related refunds due to the Company's Mexican subsidiaries.

The Company's ability to continue its operations is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. In order to continue developing its mineral exploration program, management is actively pursuing additional sources of financing; however, in the event this does not occur, there is doubt about the ability of the Company to continue as a going concern.

FOR THE PERIOD APRIL 1 TO JUNE 30, 2001 (Second Quarter)

Operations and Financial Condition

During the Second Quarter the Company, with receipt of a final US$148,000 payment, concluded the initial stages of its sale of the Guadalupe Project in Mexico to Meridian. Accordingly, the Company has now received a total cash consideration of US$390,000 from Meridian, and Meridian has paid an additional US$155,000 for satisfaction of previous obligations to underlying property vendors.

With delays experienced in completing a due diligence process of ReBASE Corporation of Barrie, Ontario the Company advised ReBASE that it was terminating the August 4, 2000 Memorandum of Understanding with ReBASE and would continue to seek acquisition of other opportunities in the minerals resource sector.

During the quarter, the Company was charged, by companies controlled by directors and officers of the Company, $4,440 for cost of operations and administration, $22,163 for professional services and $6,854 for exploration services and project management fees provided. During the quarter, the Company expended approximately $53,943 for general administrative expenses and approximately $17,234 for exploration and mineral property expenses, primarily directed to the search for new project acquisition.

During the Second Quarter, the Company terminated its administrative and exploration management services agreements with John S. Brock Limited and entered into management services agreements with Badger and Co. Management Corp. ("Badger"). Under the agreements, the Company is charged for office facilities and operations expenses, costs of corporate, administrative, exploration, field wages and professional services of Badger employees incurred by Badger on behalf of the Company at Badger's cost plus a 10% mark-up, and exploration project management fees calculated at 8% of all exploration costs incurred by the Company. Badger is a private company owned by John S. Brock, Wayne J. Roberts and Jeannine P. M. Webb as to 40%, 30% and 30% respectively.

At June 30, 2001, the Company had no investor relations arrangements or contracts, was not in breach of corporate, securities or other laws, or in breach of its listings agreement with CDNX. To the best of management's knowledge and belief, all contingent liabilities have been disclosed in the Unaudited Interim Financial Statements of June 30, 2001. There were no management changes during the quarter. On June 7, 2001, all ordinary resolutions placed before shareholders at the Annual General Meeting of Shareholders were passed. A special resolution was passed allowing that the authorized share capital of the Company be altered by consolidating all of the Company's 250,000,000 Common shares without par value into that number of Common shares without par value as may be determined by the Board of Directors of the Company but, in any event, not less than 25,000,000 Common shares without par value, up to a maximum of 10 such shares being consolidated into one (1) Common share without par value; increasing the authorized capital of the Company from not less than 25,000,000 Common shares without par value to 250,000,000 Commons shares without par value; altering the Memorandum of the Company to reflect the consolidation of share capital and the increase in authorized capital to 250,000,000 Common shares without par value; authorizing the Board of Directors in their discretion by resolution, without requiring further approval, ratification or confirmation by the members, to determine the number of Common shares without par value into which the 250,000,000 Common shares without par value are to be consolidated, provided, however, that such number shall not be less that 25,000,000 Common shares without par value, and may decline to implement this Special Resolution.

Investor Relations
Investor relations activity during the Second Quarter consisted of management response to shareholder and brokerage community inquiries. On April 11, 2001, a press release was issued in connection with completion of the sale of the Guadalupe Gold Project. On June 13, 2001 a press release was issued by ReBASE Corporation acknowledging termination of negotiations for a merger with the Company. No investor relations expenditures were incurred during the Second Quarter.

Mineral Exploration Activity
The Company directed its attention to examination of potential acquisitions in the area of industrial minerals and precious and base metals projects. No action was undertaken with respect to completion of any new mineral property acquisitions.

Financings, Principal Purposes and Milestones
The Company did not issue any shares or raise funds during the quarter June 30, 2001.

Liquidity and Solvency
At June 30, 2001,the Company had cash of $124,060 and working capital deficit of $16,911. With final receipt of proceed from the sale of the Guadalupe Project during the month of April, the Company satisfied its creditors in full. A further estimated $225,000 is receivable by way of tax-related refunds due to the Company's Mexican subsidiaries.

The Company's ability to continue its operations is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. In order to continue developing its mineral exploration program, management is actively pursuing additional sources of financing; however, in the event this does not occur, there is doubt about the ability of the Company to continue as a going concern.

FOR THE PERIOD JULY 1 TO SEPTEMBER 30, 2001 (Third Quarter)

Operations and Financial Condition
On September 11, 2001, the Company announced that its shares were being delisted from The Toronto Stock Exchange, and that the Company's shares would continue to be traded through the facilities of the Canadian Venture Exchange.

During the Third Quarter, the Company was charged, by companies controlled by directors and officers of the Company, $11,981 for cost of operations and administration, $15,073 for professional services and $2,647 for exploration services and project management fees provided. During the quarter, the Company expended approximately $49,407 for general administrative expenses and approximately $35,717 for exploration and mineral property expenses, primarily directed to the search for new project acquisition.

At September 30, 2001, the Company had no investor relations arrangements or contracts, was not in breach of corporate, securities or other laws, or in breach of its listings agreement with CDNX. To the best of management's knowledge and belief, all contingent liabilities have been disclosed in the Unaudited Interim Financial Statements of September 30, 2001. There were no management changes during the quarter.

Investor Relations
Investor relations activity during the Third Quarter consisted of management response to shareholder and brokerage community inquiries. On September 11, 2001, the Company issued a news release announcing that its shares were being delisted from The Toronto Stock Exchange, and that the Company's shares would continue to be traded through the facilities of the Canadian Venture Exchange. No investor relations expenditures were incurred during the Third Quarter.

Mineral Exploration Activity
The Company directed its attention to examination of potential acquisitions in the area of industrial minerals and precious and base metals projects. No action was undertaken with respect to completion of any new mineral property acquisitions.

Financings, Principal Purposes and Milestones
The Company did not issue any shares or raise funds during the quarter ended September 30, 2001.

Liquidity and Solvency
At September 30, 2001, the Company had cash of $17,610 and working capital of $92,897, which amount includes an estimated $200,000 receivable by way of tax-related refunds due to the Company's Mexican subsidiaries. While the Company has been successful in receiving reimbursement in the past, there can be no assurance that it will be successful in the future.

The Company's ability to continue its operations is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. In order to continue developing its mineral exploration program, management is actively pursuing additional sources of financing; however, in the event this does not occur, there is doubt about the ability of the Company to continue as a going concern.

FOR THE PERIOD OCTOBER 1 TO DECEMBER 31, 2001 (Fourth Quarter)

Operations and Financial Condition
On October 2, 2001, the Company announced that trading in its shares would be halted pending consolidation of the Company's capital on the basis of 10 old shares for 1 new share, and a change of company name. The Company has elected not to change its name until its next Annual General Meeting. The consolidation of capital was approved by shareholders at the Company's Annual General Meeting held on June 7, 2001, and the consolidation became effective on December 5, 2001.

On October 12, 2001, the Company announced that it had received notice from Meridian that Meridian had terminated its Exploration and Option Purchase Agreements with the Company's Mexican subsidiaries. Meridian had the right and option to purchase the Guadalupe Project by making staged payment to underlying property vendors prior to December 31, 2004. Prior to December 31, 2001, the Company relinquished its rights to the Guadalupe Property and returned the concessions to the vendors.

On December 4, 2001, the Company and Teck Cominco Limited ("Teck Cominco") formed a strategic alliance for the operation of the Company's Canadian Empire Exploration Program ("CEEx Program"). Teck Cominco, a major diversified mining and refining company, endorsed the CEEx Program by entering into a Funding and Participation Agreement (the "Agreement") with the Company.

The CEEx Program is a Canadian Exploration Expense (CEE) flow-through mineral exploration program designed for the exploration of selected mineral properties in which the Company will have the right to earn property interests. CEEx program activity will be directed by an Advisory Committee comprised of two representatives each from the Company and Teck Cominco.

Under the terms of the Agreement, as amended, the Company issued to Teck Cominco 390,000 Units at $0.30 per Unit, which allow Teck Cominco to maintain future participation rights by providing staged funding to the Company in the aggregate amount of $480,000. An initial $117,000 was received. Each Unit consists of one common share and one $0.30 share purchase warrant. Exercise of the warrants on or before July 8, 2002, will provide an additional $117,000 the Company. Teck Cominco's next funding election for an additional $246,000 takes place on

September 15, 2002. Funds received from Teck Cominco will be used for CEEx Program costs not eligible for CEE treatment.

The Company will earn initial majority interests in mineral properties optioned from both Teck Cominco and third parties. Approximately 70% of the properties acquired will be at a drilling stage, 20% at a pre-drilling stage with targets indicated and 10% at an early or grass roots stage. The Company will act as operator of most property exploration programs.

When the Company, under the CEEx Program, has advanced a property through preliminary feasibility, Teck Cominco will have the right to spend a minimum of 200% of prior exploration costs incurred under the CEEx Program and complete a feasibility study, thereby earning a 51% interest in properties acquired by the Company from third parties and an approximate 60% interest in properties acquired by the Company from Teck Cominco. Production financing would either be arranged by Teck Cominco under mutually agreed terms or pro-rata in accordance with the interests of all parties held at the time of a production decision.

The Company proposes to fund the CEEx Program by way of a non-brokered private placement of non-flow-through and flow-through units of the Company priced at $0.30 per unit, to raise gross proceeds of $1,500,000.

During the Fourth Quarter, the Company was charged, by companies controlled by directors and officers of the Company, $17,066 for cost of operations and administration, $26,037 for professional services and $645 for exploration services and project management fees provided. During the quarter, the Company expended approximately $148,492 for general administrative expenses and approximately $9,095 for exploration and mineral property expenses.

At December 31, 2001, the Company had no investor relations arrangements or contracts, was not in breach of corporate, securities or other laws, or in breach of its listings agreement with CDNX. To the best of management's knowledge and belief, all contingent liabilities have been disclosed in the Audited Financial Statements of December 31, 2001. There were no management changes during the quarter.

Investor Relations

Investor relations activity during the Fourth Quarter consisted of management response to shareholder and brokerage community inquiries. The Company issued five news releases pertaining to the consolidation of the capital of the Company, the Teck Cominco Agreement, the CEEx Program and the Meridian agreements termination. Minimal investor relations expenditures of $455 were incurred during the Fourth Quarter.

Mineral Exploration Activity

The Company directed its attention to examination and review of properties under consideration for the CEEx Program. No action was undertaken with respect to completion of any new mineral property acquisitions.

Subsequent Events

The Company acquired, by way of separate option agreements, an 80 percent property interest in three projects from Teck Cominco in connection with the CEEx Program. Each property may be earned by the Company through making prescribed exploration expenditures by December 31, 2005. Upon completion of the expenditures, a joint venture will be formed, with the Company holding 80 percent and Teck Cominco holding 20 percent. In order to maintain its 80 percent interest in a property the Company must fund additional exploration to the completion of a pre-feasibility study. Teck Cominco will then have a one-time election to back-in for 60.8 percent interest in the individual projects by funding a minimum of 200 percent of the Company's prior expenditures on the property and completing a feasibility study. The Company will then have a 39.2 percent interest in the property and the option to either fund its share of production financing or negotiate with Teck Cominco for a carried interest through to production.

The Company proposes, subject to regulatory approval, to fund the CEE Program by way of a non-brokered private placement of non-flow-through and flow-through units of the Company priced at $0.30 per unit, to raise gross proceeds of up to $1,500,000. The Company also proposes to raise funds of up to $225,000 by way of a private placement of up to 1,500,000 units of the Company priced at $0.15 per unit.

Financings, Principal Purposes and Milestones

The Company issued 390,000 units to Teck Cominco at $0.30 per unit, for gross proceeds of $117,000.

Liquidity and Solvency

At December 31, 2001, the Company had cash of $54,237 and working capital of $50,888, which amount includes an approximate $200,000 receivable by way of tax-related refunds due to the Company's Mexican subsidiaries. While the Company has been successful in receiving reimbursement in the past, there can be no assurance that it will be successful in the future.

The Company's ability to continue its operations is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. In order to continue developing its mineral exploration program, management is actively pursuing additional sources of financing; however, in the event this does not occur, there is doubt about the ability of the Company to continue as a going concern.